2015 ANNUAL REPORT

TABLE OF
CONTENTS

I.	Management’s Discussion and Analysis	1
II.	Consolidated Financial Statements	38

Disclosure Regarding Forward-Looking Statements

Statements contained or incorporated by reference in this Annual Report that are not current or historical factual statements may constitute forward-looking information within the meaning of applicable Canadian securities laws. All statements other than statements of historical fact included in this Annual Report that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the San Rafael prefeasibility study, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations, including, the final determination of the boundaries of the concessions encompassing the El Cajón deposit are or involve forward-looking statements. Although forward-looking statements contained in this Annual Report are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward- looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This Annual Report, including those set out under “Risk Factors” in the Management Discussion & Analysis and any documents incorporated herein and therein by reference, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this Annual Report including any documents incorporated herein by reference describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this Annual Report, including the documents incorporated herein by reference, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this Annual Report including any documents incorporated herein by reference.

AMERICAS SILVER
CORPORATION MANAGEMENT’S
DISCUSSION AND ANALYSIS FOR THE YEAR
ENDED DECEMBER 31, 2015
DATED MARCH 30, 2016

Americas Silver Corporation
Management’s Discussion and
Analysis Table of Contents

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

2 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Forward-Looking Statements

Statements contained or incorporated by reference in this Management's Discussion and Analysis ("MD&A") that are not current or historical factual statements may constitute forward-looking information within the meaning of applicable Canadian securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the San Rafael prefeasibility study, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations, including, the final determination of the boundaries of the concessions encompassing the El Cajon deposit are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. Generally, forward- looking statements can be identified by the use of forward-looking terminology such as "anticipates", "assumes", "believes", "budget", "could", "estimates", "expects", "forecasts", "guidance", "indicates", "intends", "likely", "may", "objective", "outlook", "plans", "potential", "predicts", "scheduled", "should", "target", "trends", "will", or "would" or the negative or other variations of these words or other comparable words or phrases. This MD&A, including those set out under "Risk Factors" in this MD&A and any documents incorporated herein by reference, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A including any documents incorporated herein by reference describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A, including the documents incorporated herein by reference, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A including any documents incorporated herein by reference.

Cautionary Note to Investors in the United States Regarding Resources and Reserves

Information concerning the mineral properties of the Company has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of U.S. securities laws applicable to U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities Exchange Commission (the "SEC"). Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide definition of "Reserve". In accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this MD&A are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by the NI 43- 101, the SEC does not recognize them. Shareholders who are U.S. persons are cautioned that, except for that portion of the mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, shareholders who are U.S. persons are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, shareholders who are U.S. persons are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

3 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (formerly Scorpio Mining Corporation ("Scorpio")) ("Americas Silver" or the "Company") constitutes management's review of the Company's financial and operating performance for the year ended December 31, 2015, including the Company's financial condition and future prospects. Except as otherwise noted, this discussion is dated March 30, 2016 and should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the years ended December 31, 2015 and 2014. The audited consolidated financial statements for the years ended December 31, 2015 and 2014 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company's most recent Annual Information Form are available on SEDAR at www.sedar.com and on the Company's website at www.americassilvercorp.com.

In this report, the management of the Company presents operating highlights for the year ended December 31, 2015 compared to the year ended December 31, 2014 as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on metal prices of $17 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead, and $2.90 per pound copper for fiscal 2015, and $20 per ounce silver, $0.90 per pound zinc, $0.95 per pound lead, and $3.00 per pound copper for fiscal 2014, except as otherwise noted.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company's future prospects. This discussion contains statements about the Company's future financial condition, results of operations and business. See the cover page of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The merger of the Company and U.S. Silver & Gold Inc. ("U.S. Silver") was completed on December 23, 2014 pursuant to a plan of arrangement under the Business Corporations Act (Ontario). The merger was accounted for as a business combination in accordance with IFRS 3, Business Combinations. Scorpio Mining was considered the acquirer of U.S. Silver for accounting purposes. As a result, the consolidated financial statements include U.S. Silver's results subsequent to December 23, 2014 only. All comparative information in this MD&A and the consolidated financial statements omit any U.S. Silver results pre- December 23, 2014 or prior period comparatives, unless otherwise stated.

4 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Overview

The Company has operations in two of the world's leading silver camps: the Cosala Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned producing Nuestra Senora silver-zinc- copper-lead mine located in the Cosala District. The Company declared commercial production in January 2009 following development of the Nuestra Senora Mine and commissioning of the Los Braceros processing facility. The Cosala area land holdings also host several other known deposits and prospects including the San Rafael zinc-lead-silver project, the past-producing La Verde silver-copper mine and the El Cajon silver-copper deposit ("El Cajon Project"), which was put on care and maintenance in January 2015. These properties are located in close proximity to the Los Braceros processing plant. The Company is a significant concession holder in the Cosala District, with holdings of approximately 25,657 hectares ("ha"), containing numerous mineral concessions including previously producing mines.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex acquired through the business combination with U.S. Silver. The Galena Complex's primary assets are the operating Galena Mine, the Coeur Mine, and the contiguous Caladay development project in the Coeur d'Alene Mining District of northern Idaho. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur Mine and Caladay development project have been put on care and maintenance pending an improvement in the silver price.

The Company's mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complimentary projects. The Company's current strategy is focused on extending the mine life of its current assets profitably and on developing the San Rafael Project when metal prices recover. Exploration will continue on prospective targets with an emphasis on the Cosala District and silver-lead areas at the Galena Complex.

The Company's management and Board of Directors (the "Board") are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol "USA" and "USAPF" on the OTCQX.

Recent Developments and Operational Discussion

On December 23, 2014, the Company announced the closing of the combination of Americas Silver and U.S. Silver by way of a plan of arrangement. The resulting consolidated company is a growth-oriented silver producer with Americas Silver's producing Cosala Operations in Sinaloa, Mexico and U.S. Silver's producing Galena Complex in Idaho, United States. The merger created a leading, junior silver producer in the Americas while removing redundant costs in a lower silver price environment. Additional information can be obtained from the Management Information Circular available on the Company's website and on SEDAR at www.sedar.com.

Consolidated Operations

Fiscal 2015 was a challenging year for the Company and the silver industry in general. The continuing decrease in both silver and base metal prices had a strong impact on the Company's consolidated cash flow. The consolidated realized silver price of $15.60/oz. in fiscal 2015 represented an 18% decrease from calendar 2014 when the consolidated realized silver price was $18.98/oz. The consolidated realized base metal prices during fiscal 2015 ($0.87/lbs. zinc, $0.80/lbs. lead, and $2.54/lbs. copper) decreased by approximately 10-17% from calendar 2014 ($0.97/lbs. zinc, $0.94/lbs. lead, and $3.06/lbs. copper).

5 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Management reacted to this decrease by continuing to reduce operating, exploration and capital spending with positive results seen in decreased consolidated by-product cash costs and consolidated all-in sustaining costs during the fiscal year. The El Cajon Project was placed on care and maintenance in January 2015 in light of a boundary issue and prevailing metal prices. The halt in development resulted in a staffing reduction of approximately 90 jobs representing almost 25% of the workforce at the Cosala Operations over the first quarter of 2015. Capital spending was reduced by 28% in order to conserve cash until metal prices recovered. However, the San Rafael project was advanced in the development pipeline as the Company's next producing mine in the area. The Company also extended its existing debt in June 2015 and raised over $2.5 million through a combination of equity and debt in order to supplement its cash position and defer scheduled repayments when the silver and base metal prices decreased precariously in the second half of the year.

Additionally, the Company experienced a clutch failure at the Galena Shaft of the Galena Complex in early Q2-2015. Management quickly implemented an alternative hoisting solution which was in an advanced stage of preparation in anticipation of scheduled hoist motor maintenance. Shaft capacity was reduced until mid-September when all levels of the mine regained full capacity. Despite this situation and reduced metal prices, fiscal 2015 strategic objectives were achieved in production targets, lower operating costs and improved productivity at both the Cosala Operations and Galena Complex. Increased silver equivalent production, reduced spending and productivity gains have partially offset the significant decrease in precious and base metal prices during the period.

In fiscal 2016, the Company's Management initiated changes to its operations and corporate cost structures in order to further reduce costs in the current low commodity price environment. The Company announced a reduction in its workforce at the corporate office as well as both the Galena and Cosala operations with a total reduction of approximately 90 staff. There was a change of its Chief Operating Officer and Mexico Country Manager at its Cosala Operations as part of the workforce rationalization. The Company was also able to negotiate substantial savings in its smelter agreements and is targeting other areas of the operations for further cost improvements by such measures as the integration of departments, deferral of equipment purchases and elimination of discretionary expenses. The Galena Complex is expecting to increase lead production by approximately 10M lbs. in fiscal 2016 after having transitioned to the production of silver-lead ore. Precious and base metal prices have increased early in fiscal 2016 providing additional cash flow for the operations in addition to the devaluation of the Mexican peso relative to the U.S. dollar. With these and other changes, Management is expecting all-in sustaining costs to be $11.75 -12.75 per ounce, a reduction of 25-30% over fiscal 2015 all-in sustaining costs per ounce.

The Company announced a maiden reserve at the San Rafael deposit based on the results of the prefeasibility study (see "Mineral Reserve and Mineral Resource Estimate") on March 30, 2016. A summary of the study is available in the Company's Annual Information Form for the year ended December 31, 2015. San Rafael is part of the Cosala Operations. It is a zinc-silver-lead-copper deposit located approximately 8km north of the Los Braceros process plant. Mine Development Associates was commissioned to complete a prefeasibility study on the deposit in Q2-2015, however completion of the study was delayed due to metal price volatility in the second half of 2015. This study considers an underground operation focused on the Main Zone with processing at the existing Los Braceros facility producing zinc and lead concentrates. Permits are in place to allow the commencement of mine development subject to Board approval and project financing. The project is expected to produce 5.5Moz silver, 254M lbs. zinc and 97M lbs. lead over a reserve life of over 5.5 years with a pre-tax net present value of $25M at a 5% discount rate and an IRR of 27% Full details of the prefeasibility study will be disclosed through a Technical Report to be issued by April 30, 2016.

6 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

	Fiscal Year Ended December 31
	2015	2014 [1]
Revenues ($ M)	$53.5	$31.5
Silver Produced (oz)	2,652,026	1,206,603
Zinc Produced (lbs)	11,647,962	12,625,526
Lead Produced (lbs)	22,905,826	6,489,087
Copper Produced (lbs)	2,054,896	1,197,934
Total Silver Equivalent Produced (oz) [2]	4,866,145	2,262,673
Cash Cost/Ag Oz Produced ($/oz) 3	$12.75	$11.31
All-In Sustaining Cost/Ag Oz Produced ($/oz)[3]	$17.16	$22.68
Net Loss ($ M)	$(19.4)	$(78.7)
Comprehensive Loss ($ M)	$(23.7)	$(79.1)

[1]	Production from Galena Complex operations included since December 23, 2014.
[2]

Throughout this MD&A, references to silver equivalent ounces produced are based on prices of $17 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead, and $2.90 per pound copper for fiscal 2015, and $20 per ounce silver, $0.90 per pound zinc, $0.95 per pound lead, and $3.00 per pound copper for fiscal 2014.

[3]	Refer to "Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce" section in this MD&A.

During 2015, the Company produced 4,866,145 silver equivalent ounces, including 2,652,026 ounces of silver, at a by-product cash cost of $12.75/oz. silver and all-in sustaining cost of $17.16/oz. silver. These results compare to 2,262,673 silver equivalent ounces, including 1,206,603 ounces of silver, at a by- product cash cost of $11.31/oz. silver and all-in sustaining cost of $22.68/oz. silver during 2014, a 115%, 120%, and 13% increase in production of silver equivalent ounces and silver ounces, and by-product cash cost, respectively, and a 24% decrease in all-in sustaining cost. These results specifically exclude the one-time costs related to the El Cajon Project suspension and the related workforce reduction, among other things.

The consolidated operations above include U.S. Silver results from December 23, 2014. If U.S. Silver had been consolidated from January 1, 2014, the Company would have produced 4,367,649 silver equivalent ounces, including 2,799,404 ounces of silver, at a by-product cash cost of $13.83/oz. silver and all-in sustaining cost of $21.15/oz. silver during 2014. When these results are compared to 2015 results, there would have been a 11% increase in production of silver equivalent ounces, and a 5%, 8%, and 19% decrease in production of silver ounces, by-product cash cost, and all-in sustaining cost, respectively.

The Company recorded a net loss of $19.4 million for the year ended 2015 compared to net loss of $78.7 million for the year ended 2014. The decrease in net loss was primarily attributable to lower impairment of mining interests, lower depletion and amortization, higher foreign exchange gain, and lower income tax expense, partially offset by lower net revenue on commodity sales, higher care and maintenance costs, higher corporate general and administrative expenses, higher exploration costs, and higher interest and financing expenses. These variances are further discussed in the following sections.

Effective June 30, 2015, the Company amended the terms of its existing C$8.5 million credit agreement with Royal Capital Management Corporation and certain lenders, originally executed on August 7, 2013. The amendment extends the maturity from August 2016 to December 2017 and beginning January 2017, the notes will be redeemed in monthly increments of C$0.5 million, with the balance due and payable on maturity. The Company also amended the terms of the 17,850,000 warrants originally granted in connection with the credit agreement, by extending the expiry date from August 2018 to August 2020 and lowering the exercise price from C$0.40 to C$0.28 per share.

On August 26, 2015, the Company completed a private placement of 11,027,555 units at a price of C$0.18 per unit for aggregate gross proceeds of approximately C$2.0 million. Each unit consisted of one common share and one half of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$0.25 for a period of three years.

7 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a certain lender for a principal amount of $1.0 million for a term of one year, at an interest rate of 12% per annum, payable on a monthly basis beginning in the sixth month following closing. In connection with the closing of the credit agreement, the Company issued 3,693,333 warrants to the lender where each warrant is exercisable for one common share at an exercise price of C$0.25 for a period of three years.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders for a principal amount of $2.9 million for a term of one year, at an interest rate of 10% per annum, payable on a quarterly basis in cash or shares at the option of the lenders. In connection with the closing of the credit agreement, the Company issued 30,000,000 warrants divided between the lenders where each warrant is exercisable for one common share at an exercise price of C$0.10 for a period of three years, and adjusted the exercise price of 24,321,111 existing warrants already held by the lenders to C$0.10 with all other terms remaining unchanged.

Cosalá Operations

Subsequent to the merger, the new Board and management team took decisive action from its assessment of current operations and brownfield expansion opportunities at the Cosala District:

•	The El Cajon Project was put on care and maintenance pending an improvement in silver prices;
•	The workforce at the Cosala Operations was reduced by approximately 25%;
•	The San Rafael Project was brought forward in the development pipeline; and
•	An evaluation of highest potential exploration targets was completed.

During the first half of fiscal 2015, the cost structure of the Cosala Operations benefited from further productivity improvements, implementation of systematic cost controls, and a reduction in the workforce. Production was slightly better than expected despite the workforce reductions and falling metals prices.

8 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

	Fiscal Year Ended December 31
	2015	2014
Tonnes Milled	506,148	536,336
Silver Grade (g/t)	86	82
Zinc Grade (%)	1.36	1.44
Lead Grade (%)	0.61	0.78
Copper Grade (%)	0.26	0.20
Silver Recovery (%)	83.4	82.9
Zinc Recovery (%)	79.6	78.6
Lead Recovery (%)	80.7	72.4
Copper Recovery (%)	60.6	50.4
Silver Produced (oz)	1,162,290	1,177,639
Zinc Produced (lbs)	11,647,962	12,625,526
Lead Produced (lbs)	5,469,155	6,298,897
Copper Produced (lbs)	1,750,143	1,190,947
Total Silver Equivalent Produced (oz)	2,401,303	2,223,627
Silver Sold (oz)	1,159,112	1,171,540
Zinc Sold (lbs)	11,267,595	12,743,155
Lead Sold (lbs)	5,602,810	6,162,566
Copper Sold (lbs)	1,731,286	1,177,387
Realized Silver Price ($/oz)	$15.61	$18.85
Realized Zinc Price ($/lb)	$0.87	$0.97
Realized Lead Price ($/lb)	$0.80	$0.92
Realized Copper Price ($/lb)	$2.54	$3.03
Cash Cost/Ag Oz Produced ($/oz) 1	$10.80	$11.12
	1
All-In Sustaining Cost/Ag Oz Produced ($/oz)	$14.89	$22.67

1 Refer to "Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce" section in this MD&A.

The Cosala Operations processed 506,148 tonnes of ore at an average grade of 86 g/t of silver to produce 1,162,290 ounces of silver at a by-product cash cost of $10.80/oz. silver and all-in sustaining cost of $14.89/oz. silver during 2015, compared to 536,336 tonnes of ore at an average grade of 82 g/t of silver to produce 1,177,639 ounces of silver at a by-product cash cost of $11.12/oz. silver and all-in sustaining cost of $22.67/oz. silver during 2014, a 6% and 1% decrease in tonnes of ore milled and ounces of silver produced, respectively, and a 3% and 34% decrease in by-product cash cost per ounce and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 83.4% in 2015 (2014 - 82.9%) .

The by-product cash cost of $10.80/oz. silver for fiscal 2015 was lower than the by-product cash cost of $11.12/oz. silver for fiscal 2014 primarily due to staffing reductions resulting from the suspension of the El Cajon Project earlier in Q1-2015. The all-in sustaining cost of $14.89/oz. silver for fiscal 2015 was lower than the all-in sustaining cost of $22.67/oz. silver for fiscal 2014 primarily due to capital spending reductions resulting from the suspension of the El Cajon Project. Production of silver equivalent ounces has increased by 8% in fiscal 2015 when compared to fiscal 2014 due to higher silver and copper head grades and overall average recoveries for all metals.

The realized silver price of $15.61/oz. for 2015 (2014 - $18.85/oz. ) is comparable to the London silver spot price average of $15.68/oz. for 2015 (2014 - $19.08/oz. ). The realized silver price declined by 17% from $18.85/oz. during 2014 to $15.61/oz. during 2015 due to the drop in silver prices.

In 2014, the Company identified discrepancies between registered data and mapped information relative to the boundaries of the concessions encompassing the Company's El Cajon Project resource online. As a result, there may be a significant change to the boundaries of concessions from what the Company had historically believed them to be. This issue is pending final resolution from Direccion General de Regulacion Minera ("DGRM"), the Mexican government bureau responsible for administering mining concessions. The Company's review of available information indicates a potential reduction of total resources at the El Cajon Project of 40% to 50%.

9 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Consequently, the El Cajon Project was placed on care and maintenance in January 2015 due to the boundary issue and prevailing metal prices. The halt in development resulted in a gradual staffing reduction of approximately 90 positions representing almost 25% of the workforce at the Cosala Operations over the first quarter of 2015. Prior to suspension, metallurgical performance was confirmed through a milling campaign which processed approximately 7,700 tonnes of development muck. With considerable underground infrastructure already in place, the Project could be reactivated on short notice pending an improvement in economic conditions.

Galena Complex

Since early 2013, the current Americas Silver Management significantly transformed operations at the Galena Complex in response to the decline in precious metals prices. The focus of the transformation was to maintain positive cash flow from operations in the current volatile metals price environment. The foundation for this transformation was accomplished by mining higher silver equivalent grade ore at higher tonnage with a reduced workforce. Mine management has been focused on the identification, development and production of sustainable, multi-year, lower cost production by mining the highest value per tonne of ore, regardless of silver content, for the lowest possible operating cost.

By the end of 2014, U.S. Silver completed the transition of its production from one based predominantly on silver-copper ore to silver-lead ore. The Galena Mine's silver-lead ore resources offer overall higher silver equivalent grades and lower mining costs as these mining areas are typically wider and may allow for a greater contribution from mechanized mining in the future. This focus led to lower near-term production in 2014 in order to develop the infrastructure for accessing silver-lead resources in 2015 and beyond.

	Fiscal Year	Fiscal Year	Calendar Year
	2015	2014 [1]	2014 [1]
Tonnes Milled	151,469	2,706	144,773
Silver Grade (g/t)	324	349	365
Lead Grade (%) [3]	6.89	6.26	5.75
Copper Grade (%) [3]	0.58	0.28	0.42
Silver Recovery (%)	94.5	95.4	95.5
Lead Recovery (%)	90.5	90.3	91.7
Copper Recovery (%)	96.7	97.5	95.9
Silver Produced (oz)	1,489,736	28,964	1,621,765
Lead Produced (lbs)	17,436,671	190,190	9,143,751
Copper Produced (lbs)	304,753	6,987	586,190
Total Silver Equivalent Produced (oz)	2,464,841	39,046	2,144,022
Silver Sold (oz)	1,523,287	9,824	1,658,272
Lead Sold (lbs)	17,250,666	178,047	8,992,826
Copper Sold (lbs)	323,722	-	632,618
Realized Silver Price ($/oz)	$15.60	$16.28	$19.08
Realized Lead Price ($/lb)	$0.80	$0.83	$0.95
Realized Copper Price ($/lb)	$2.57	-	$3.11
Cash Cost/Ag Oz Produced ($/oz)[2]	$14.27	$19.18	$15.79
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$18.92	$22.91	$20.04

10 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

1 Production from Galena Complex operations are included since December 23, 2014. Values for calendar year 2014 are presented for information purposes only.
2 Refer to "Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce" section in this MD&A.
3 Lead and copper grades only refer to grades in silver-lead and silver-copper ores, respectively.

The Galena Complex mined 151,469 tonnes of ore at an average grade of 324 g/t of silver to produce 1,489,736 ounces of silver at a by-product cash cost of $14.27/oz. silver and all-in sustaining cost of $18.92/oz. silver during 2015, compared to 144,773 tonnes of ore at an average grade of 365 g/t of silver to produce 1,621,765 ounces of silver at a by-product cash cost of $15.79/oz. silver and all-in sustaining cost of $20.04/oz. silver during calendar 2014, a 5% increase in tonnes of ore milled, and a 8%, 10%, and 6% decrease in ounces of silver produced, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Tonnage was negatively impacted more than expected by scheduled maintenance to the Galena shaft hoist motor compounded by a hoist clutch failure. Production of lead during 2015 increased 91% as compared to calendar 2014 as the mine has transitioned to a predominately silver-lead mine as previously discussed. Approximately 16% of the ore tonnage was processed through the Coeur mill (calendar 2014 - 36%).

The by-product cash cost of $14.27/oz. silver for fiscal 2015 was lower than the by-product cash cost of $15.79/oz. silver for calendar 2014, and all-in sustaining cost of $18.92/oz. silver for fiscal 2015 was lower than all-in sustaining cost of $20.04/oz. silver for calendar 2014. Despite lower silver grades and hoist issues in the second and third quarters, cash costs in fiscal 2015 declined as direct mining costs (i.e. labour, supplies, utilities, etc.) continued to fall month-to-month on a silver produced per tonne basis, while increasing by-product credits from the increased production of lead, and capital spending reductions. Repairs to the Galena hoist were completed in mid-September and normal operation resumed.

The Company continued to shift production at the Galena Complex to the exploitation of silver-lead ore. As a result, the year's last shipment of copper concentrate occurred in October and no shipments are planned in 2016. The most important contributors to this successful transition are the Upper Country Silver-Lead ("UCSL") area and 5200-5500 Level. Both areas are near existing mine infrastructure and have very good potential for resource growth and conversion.

The UCSL generally refers to silver-lead mineralization found between the 2400 and 3400 Levels. This area of the mine is currently producing 40% of the ore tonnage from the 2400, 3000 and 3400 Levels. Ongoing development on the 2800 Level is expected to add production over the course of 2016.

The 5200-5500 Level generally refers to silver-lead mineralization hosted by the 175 and 185 Veins but the definition continues to evolve. Access to these veins is primarily from the 5200 Level with more recent development providing access to the 175 Vein from the 4900 Level. Diamond drilling in 2015 successfully extended the principal mineralized veins in both vertical directions and identified or extended other high grade veins such as the 164 and 168 Veins. During the year the Company was able to increase the number of production faces in order to improve productivity and operating flexibility.

Despite the decision to emphasize silver-lead production, silver-copper ore remains an important part of the Galena Complex reserve and future mine plan. The Company monitors trends in metal prices and periodically re-evaluates the optimum mix of ore production for the Galena Complex. Mining of silver- copper ore can be ramped up on relatively short notice.

Realized silver prices at $15.60/oz. for 2015 (calendar 2014 - $19.08/oz. ) is comparable to the London silver spot price average of $15.68/oz. for 2015 (2014 - $19.08/oz. ). The realized silver price declined by 18% from $19.08/oz. during calendar 2014 to $15.60/oz. during 2015 due to the drop in silver prices.

Mineral Reserve and Resource Estimate

The Company has updated its Mineral Reserve and Mineral Resource Estimate as of December 31, 2015. Details are contained in the Company's Annual Information Form for the year ended December 31, 2015. The Company was able to replace its mined reserves in 2015, increasing proven and probable reserves from 22M oz. of silver to 31M oz. of silver due to the maiden reserve estimate for the San Rafael Project. Measured and indicated resources decreased slightly from 58M oz. silver to 50M oz. of silver due to the same reason.

11 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

The change in the Cosala estimates was largely due to the conversion of the San Rafael estimate from measured and indicated to proven and probable. A maiden reserve of 3.2Mt containing 303Mlbs Zn, 127Mlbs Pb and 11.4M oz. Ag will be declared. The 13.8M oz. decrease in M&I contained silver is the result of resource conversion, additional drilling and a change in metal price assumptions. No new data went into the related 120 Zone resource model though there was a 1.7Moz decrease in Indicated and Inferred contained silver due to the change in metal price assumptions.

At the Galena Complex, reserves decreased by 3.1Moz Ag due primarily to depletion and the downgrading of certain silver-copper stopes to non-reserve M&I resource (3.0Moz Ag) offset by the net addition of silver-lead reserves (0.9Moz Ag). The decision to downgrade certain silver-copper reserves was taken where the economic value of the block could no longer be supported (i.e. drilling, poor ground conditions, change in development requirements). M&I resources increased by 6.6Moz Ag due to the shift in silver-copper reserves as well as silver-lead additions through exploration. Exploration also added 1.2M oz. silver to the inferred category.

Guidance

The Company's guidance for 2016 is production of 2.5 - 3.0 million silver ounces and 5.0 - 5.6 million silver equivalent ounces1 at cash costs of $9.00 - $10.00 per ounce and all-in sustaining costs of $11.75 - $12.75 per ounce.

[1]	Silver equivalent figures and silver cost guidance for 2016 are based on prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead, and $2.00 per pound copper.

Exploration Update

Cosalá Operations Exploration Update

Nuestra Señora

A modest diamond drilling program totalling approximately 2,800 metres began in the third quarter at Nuestra Senora to increase resources and mine life. The main area for this work was done to define material suitable for mining and processing in late 2016 and beyond. Drilling totalling 2,743 metres was highlighted by an intersection of 6.09 metres of 268 g/t Ag, 0.82% Cu, 0.84% Pb, and 1.47% Zn in Drill hole NS3L-15-04. All intervals of interest are shown below:

Hole	From	To	L (m)	Ag g/t	Cu %	Pb%	Zn %
NS3L15-04	160.15	166.24	6.09	268.13	0.82	0.84	1.47
NS13L15-77	70.25	75.25	5	140.96	0.51	0.4	2.87
NS13L15-78	66.4	69.8	3.4	89.47	0.41	0.14	0.45
NS13L15-79	0	3	3	255.47	0.04	0.38	0.11
NS13L15-81	50.6	53.5	2.9	114.38	0.51	0.22	1.13
NS13L15-81	65.8	70.15	4.35	645.92	5.25	2.23	13.08
NS13L15-84	43.95	47.15	3.2	273	1.23	0.89	4.91
NS13L16-87	51.1	54.56	3.46	122.48	0.33	0.53	2.6

12 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Note: True thickness varies between 60% - 75% of drilled thickness.

The drill hole intersections confirm the existence of mineralization below Level 13 of the mine and extends mineralization 60 metres below current workings. Modelling is ongoing to evaluate deepening the ramp to access this material.

Geological mapping was carried out on surface near the Nuestra Senora mine as well as other areas to the south. A previously unknown area of mineralized breccia was discovered and hand trenching was completed to allow sampling. Permitting will begin following the conclusion of discussions with the surface owner to allow drill access. The extent of the projected skarn mineralization south of mine has been examined and sampled. This is also subject to permitting efforts.

Regional Mapping

Regional work has identified areas of past artisanal activity including a newly identified area known as La Blanca/Purisima where underground mapping and channel sampling has identified mineralization remaining in the old workings. The area is located approximately 5km west of the San Rafael/El Cajon deposits and approximately 8km north of the processing plant and is accessible by road. Several mine openings have been rehabilitated and are now accessible by vehicle. There are indications of mineralization, including underground workings over a distance of 2,000 metres. Work undertaken in the area includes mapping, underground sampling of existing workings and soil geochemistry to outline the surface trace of the mineralization.

San Rafael

Additional surface mapping and data compilation has been completed at San Rafael. An area of suspected massive sulphide mineralization discovered south of the known San Rafael ore body has been sampled by trenching with the recovery of sulphide mineralization.

Galena Complex Exploration Update

The Company drilled 1,316 metres underground at the Galena Complex in the fourth quarter of 2015 and a total of 8,223 metres for the year. A portion of this drilling was completed to advance block modeling of a series of veins in the Upper Country Silver-Lead Zone. Geologists have advanced their understanding of high-grade, silver-lead veins in the 2800 to 3700 Level area. Nine of these veins have been delineated by recent drilling on the 3200 Level and several are now either in production or advancing toward a development decision.

13 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Upper Country Veins - 3200 Level

The silver-lead veins in the Galena Complex underwent limited historical development prior to the mine's decades-long focus on silver-copper ore. As a result, only a small amount of production mining took place and the resource was left readily available via established development and infrastructure. Meaningful production from five veins on the 3400 Level area began in early 2015 and is progressing.

14 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Developed Veins UCSL Area - 3400 Level

Drilling on the 4300 Level has focused on the Polaris Fault Zone. The continuity and extent of the mineralization encountered is being evaluated.

New reserve and resource updates have been completed by mine staff based on results to the end of 2015 and can be found in the Company's Annual Information Form dated March 30, 2016 from the Company's website at www.americassilvercorp.com and on SEDAR at www.sedar.com.

Mr. Jim Atkinson, Vice President, Exploration and a 'qualified person' under NI 43-101 guidelines ("Qualified Person"), has approved the applicable contents of this section.

Results of Operations

Analysis of the year ended December 31, 2015 vs. the year ended December 31, 2014

The Company recorded a net loss of $19.4 million for the year ended 2015 compared to net loss of $78.7 million for the year ended 2014. The decrease in net loss was primarily attributable to lower impairment of mining interests ($51.8 million), lower depletion and amortization ($2.5 million), higher foreign exchange gain ($1.3 million), and lower income tax expense ($13.4 million), partially offset by lower net revenue on commodity sales ($4.5 million), higher care and maintenance costs ($2.0 million), higher corporate general and administrative expenses ($0.7 million), higher exploration costs ($1.4 million), and higher interest and financing expenses ($1.3 million), each of which are described in more detail below:

Revenues increased by $22.0 million from $31.5 million for the year ended 2014 to $53.5 million for the year ended 2015. The increase is primarily due to $30.4 million in revenues generated from the Galena Complex during the year offset by $8.2 million decrease in revenues from the Cosala Operations due to lower average realized metal prices for the years involved.

15 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Cost of Sales increased by $26.5 million from $26.1 million for the year ended 2014 to $52.6 million for the year ended 2015. The increase is primarily due to $30.4 million in cost of sales incurred from the Galena Complex during the year offset by $3.6 million decrease in cost of sales from the Cosala Operations due to decrease in direct mining costs on a per silver ounce basis during the year.

Depletion and amortization decreased by $2.5 million from $11.0 million for the year ended 2014 to $8.5 million for the year ended 2015. The decrease is primarily due to the write down in carrying value of mining interests from the Cosala Operations as at December 31, 2014.

Care and maintenance costs of $2.0 million was incurred during the year ended 2015 primarily due to severance expenses and ongoing care and maintenance costs resulting from the suspension of the El Cajon Project.

Corporate general and administrative expenses increased by $0.7 million from $5.4 million for the year ended 2014 to $6.1 million for the year ended 2015. The increase is primarily due to higher salaries, professional fees, and office and general expenses as the former U.S. Silver and Scorpio corporate groups were consolidated into the Americas Silver management team. Though an increase from the former Scorpio expenses, this amount is a reduction of the combined corporate expenses of the predecessor companies and was necessary to manage and integrate the operations of the predecessor companies. These expenses are expected to decrease quarter-over-quarter into 2016.

Exploration costs of $1.4 million incurred during the year ended 2015 primarily due to exploration projects at the Cosala Operations and Galena Complex conducted during the year as opposed to previously capitalized at the Cosala Operations during the year ended 2014.

Interest and financing expenses increased by $1.3 million for the year ended 2015 primarily due to interest expense and financing costs incurred from the Company's outstanding credit facilities.

Foreign exchange gain increased by $1.3 million for the year ended 2015 primarily due to realized foreign exchange gains transacted from the Cosala Operations during the year.

Impairment of mining interests of $53.3 million was recognized during the year ended 2014 primarily due to indicators of impairment from the continuing decrease in metals prices, the limited remaining mine life of Nuestra Senora and the care and maintenance of El Cajon Project.

Income tax expense decreased by $13.4 million from a $12.7 million expense for the year ended 2014 to a $0.7 million recovery for the year ended 2015. The decrease is primarily due to recognizing valuation allowance against Mexican non-capital losses carried forward during the prior year which may be used to reduce future taxable income.

Actuarial loss of $3.9 million was recognized in other comprehensive loss during the year ended 2015 primarily due to adoption of new mortality assumptions released by the Society of Actuaries during the period, and a change in the discount rate from 4.75% in the prior year to 4.00% in the current year. The actuarial loss is applied against post-employment benefit obligations from the Galena Complex and does not impact the Company's net loss.

Analysis of the three months ended December 31, 2015 vs. the three months ended December 31, 2014

The Company recorded a net loss of $7.3 million for the three months ended December 31, 2015 compared to net loss of $73.5 million for the three months ended December 31, 2014. The decrease in net loss was primarily attributable to lower impairment of mining interests ($51.8 million), lower depletion and amortization ($1.1 million), lower corporate general and administrative expenses ($1.2 million), and lower income tax expense ($13.8 million), partially offset by lower net revenue on commodity sales ($1.9 million), each of which are described in more detail below:

16 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Revenues increased by $4.6 million from $6.8 million for the three months ended December 31, 2014 to $11.4 million for the three months ended December 31, 2015. The increase is primarily due to $7.4 million in revenues generated from the Galena Complex during the period offset by $2.6 million decrease in revenues from the Cosala Operations due to lower average realized metal prices for the periods involved.

Cost of Sales increased by $6.4 million from $6.9 million for the three months ended December 31, 2014 to $13.3 million for the three months ended December 31, 2015. The increase is primarily due to a $8.2 million in cost of sales incurred from the Galena Complex during the period offset by a $1.9 million decrease in cost of sales from the Cosala Operations due to decreased direct mining costs during the period.

Depletion and amortization decreased by $1.1 million from $3.1 million for the three months ended December 31, 2014 to $2.0 million for the three months ended December 31, 2015. The decrease is primarily due to the write down in carrying value of mining interests from the Cosala Operations as at December 31, 2014.

Corporate general and administrative expenses decreased by $1.2 million from $2.5 million for the three months ended December 31, 2014 to $1.3 million for the three months ended December 31, 2015. The decrease is primarily due to acquisition costs on the U.S. Silver merger incurred during the prior period.

Impairment of mining interests of $53.3 million was recognized during the three months ended December 31, 2014 primarily due to indicators of impairment from the continuing decrease in metals prices, the limited remaining mine life of Nuestra Senora and the care and maintenance of El Cajon Project.

Income tax expense decreased by $13.8 million from $14.1 million for the three months ended December 31, 2014 to $0.3 million for the three months ended December 31, 2015. The decrease is primarily due to recognizing valuation allowance against Mexican non-capital losses carried forward during the prior period which may be used to reduce future taxable income.

Actuarial loss of $3.9 million was recognized in other comprehensive loss during the three months ended December 31, 2015 primarily due to adoption of new mortality assumptions released by the Society of Actuaries during the period, and a change in the discount rate from 4.75% in the prior year to 4.00% in the current year. The actuarial loss is applied against post-employment benefit obligations from the Galena Complex and does not impact the Company's net loss.

17 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Selected Annual Financial Information

Fiscal Year Ended December 31	2015	2014 [1]	2013
Revenues ($ M)	$53.5	$31.5	$30.2
Net Loss ($ M)	(19.4)	(78.7)	(8.9)
Comprehensive Loss ($ M)	(23.7)	(79.1)	(9.8)

Net Loss per Common Share - Basic and Diluted	$(0.06)	$(0.39)	$(0.04)

Silver Produced (oz)	2,652,026	1,206,603	969,025
Zinc Produced (lbs)	11,647,962	12,625,526	14,535,952
Lead Produced (lbs)	22,905,826	6,489,087	6,762,344
Copper Produced (lbs)	2,054,896	1,197,934	1,312,472

Cash Cost/Ag Oz Produced ($/oz) [2]	$12.75	$11.31	$12.55
All-In Sustaining Cost/Ag Oz Produced ($/oz) [2]	$17.16	$22.68	$22.54

Cash ($ M)	$1.3	$15.2	$15.4
Receivables ($ M)	4.5	6.8	9.3
Inventories (Concentrates and Supplies) ($ M)	8.8	12.4	8.5

Property, Plant and Equipment ($ M)	$80.9	$81.3	$92.5

Current Assets ($ M)	$15.8	$36.9	$36.3
Current Liabilities ($ M)	10.3	15.8	2.6
Working Capital ($ M)	5.5	21.1	33.7

Total Assets ($ M)	$96.9	$118.6	$139.8
Total Liabilities ($ M)	32.0	33.2	4.4
Total Equity ($ M)	64.9	85.4	135.4

[1]	Production from Galena Complex operations included since December 23, 2014.
[2]	Refer to "Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce" section in this MD&A.

18 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with December 31, 2015.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2015	2015	2015	2015	2014 [1]	2014	2014	2014
Revenues ($ M)	$11.5	$12.8	$15.3	$13.9	$6.8	$7.7	$8.8	$8.2
Net Loss ($ M)	(7.2)	(4.8)	(1.5)	(5.9)	(73.5)	(2.3)	(1.8)	(1.1)
Comprehensive Loss ($ M)	(11.5)	(4.5)	(1.6)	(6.1)	(72.9)	(3.5)	(1.2)	(1.5)

Silver Produced (oz)	599,677	682,715	661,393	708,241	318,137	277,796	316,722	293,948
Zinc Produced (lbs)	3,075,468	2,626,541	2,692,214	3,253,739	3,329,584	2,830,816	3,478,500	2,986,626
Lead Produced (lbs)	7,067,802	6,572,325	4,618,754	4,646,945	1,771,927	2,130,746	1,388,750	1,197,664
Copper Produced (lbs)	321,616	546,666	541,691	644,923	339,144	274,213	256,913	327,664
Cash Cost/Ag Oz Produced ($/oz)[2]	$14.38	$12.01	$12.35	$12.46	$11.60	$9.25	$10.62	$13.71
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$18.45	$16.47	$16.70	$17.15	$24.67	$21.96	$22.92	$20.94

Current Assets (qtr. end) ($ M)	$15.8	$19.3	$23.5	$26.9	$36.9	$29.7	$33.6	$35.7
Current Liabilities (qtr. end) ($ M)	10.3	8.3	8.2	12.6	15.8	4.4	4.1	3.4
Working Capital (qtr. end) ($ M)	5.5	11.0	15.3	14.3	21.1	25.3	29.5	32.3

Total Assets (qtr. end) ($ M)	$96.9	$102.0	$105.6	$108.2	$118.6	$135.7	$138.7	$139.3
Total Liabilities (qtr. end) ($ M)	32.0	25.8	26.4	28.7	33.2	6.3	5.9	5.2
Total Equity (qtr. end) ($ M)	64.9	76.2	79.2	79.5	85.4	129.4	132.8	134.1

[1]	Production from Galena Complex operations included since December 23, 2014.
[2]	Refer to "Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce" section in this MD&A.

Liquidity

As of December 31, 2015, the Company's cash totalled $1.3 million, compared to $15.2 million at December 31, 2014. Working capital decreased to $5.5 million at December 31, 2015 from $21.1 million at December 31, 2014, a decrease of $15.6 million. Current liabilities as at December 31, 2015 were $10.3 million which is $5.5 million lower than at December 31, 2014.

The change in cash since December 31, 2014 can be summarized as follows (in millions of U.S. dollars):

Opening cash as at December 31, 2014	$15.2
Cash used in operations	(5.2)
Capital expenditures	(10.4)
El Cajon care and maintenance costs	(1.5)
Other care and maintenance costs	(0.5)
Proceeds from credit facility	1.0
Proceeds from private placement	1.4
Closure of foreign exchange contracts	(0.4)
Decrease in receivables due to timing of shipments	2.2
Change in inventories during the period	3.6
Decrease in payables during the period	(4.1)
Closing cash as at December 31, 2015	$1.3

Working capital was impacted during the year mainly due to cash used in: the ongoing operations; capital expenditures; the closure of foreign exchange contracts; decrease in payables primarily transaction related to the U.S. Silver transaction; and care and maintenance costs. Care and maintenance costs during the year were primarily due to the suspension of the El Cajon Project and ongoing project costs are not expected to be significant in future periods.

19 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Effective June 30, 2015, the Company amended the terms of its existing C$8.5 million credit agreement with Royal Capital Management Corporation to extend the maturity from August 2016 to December 2017 and reschedule amortization payments to January 2017 in monthly increments of C$0.5 million, with the balance due and payable on maturity. This amendment shifts the principal repayments of C$2.5 million in 2015 and C$6.0 million in 2016 into fiscal 2017 improving the Company's liquidity in the near term.

On August 26, 2015, the Company completed a private placement of 11,027,555 units at a price of C$0.18 per unit for aggregate gross proceeds of approximately C$2.0 million. Each unit consisted of one common share and one half of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$0.25 for a period of three years.

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a certain lender for a principal amount of $1.0 million for a term of one year, at an interest rate of 12% per annum, payable on a monthly basis beginning on the sixth month following closing. Beginning on the sixth month following the date of issue, the notes issued under the credit agreement will be redeemed in monthly increments of $75,000 (including the monthly interest payments) with the balance due and payable on maturity.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders for a principal amount of $2.9 million for a term of one year, at an interest rate of 10% per annum, payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity.

The Company operates in a cyclical industry where levels of cash flow have historically been correlated to market prices for commodities. Several material uncertainties, such as the price of commodities and foreign currency exchange rates, cast significant doubt upon the going concern assumption. The Company's cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near term operations, development and exploration plans while meeting production targets at current commodity price levels. Management is continuously evaluating viable financing alternatives to ensure sufficient liquidity including private equity financing, debt instruments, concentrate offtake agreements, sales of non-core assets, and the issuance of equity. Should commodity prices remain at current levels, the Company will require external funding to advance its development projects (such as San Rafael) and to support ongoing operations. Further reductions in staff may be necessary and capital expenditures may also be further reduced in order to address near-term cash flow demands. Additional impairments to the historical carrying value of the Company's mining interests and non-producing properties may also be required if both precious and base metals remain at current levels or decreases further. In the longer term, as the Cosala Operations and Galena Complex are optimized and if the outlook for the silver price is positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company's financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, credit facilities, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company's liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 14 in the audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2015). Although both pension plans are under-funded due to actuarial losses incurred from market conditions, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.7 million per year for each of the next 5 years.

20 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Capital Resources

The Company's cash flow is dependent on delivery of its concentrates to its ore concentrate to market. The Company's contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from smelters in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty's capabilities could severely impact the Company's capital resources.

The Company made capital expenditures of $10.4 million in 2015 and $14.5 million for the same period of 2014, of which $8.5 million was spent towards drilling and underground development costs while $1.9 million was spent on purchase of property, plant and equipment. All of these projects are dependent upon the Company maintaining a strong capital position. The Company plans to continue underground exploration utilizing diamond core drilling.

The following table sets out the Company's contractual obligations as of December 31, 2015:

		Less than	3 months		Over 5
	Total	3 months	to 1 year	2-5 years	years
Trade and other payables	$9,358	$9,358	$-	$-	$-
Credit facility	7,141	-	1,000	6,141	-
Interest on credit facility	1,369	187	671	511	-
Leases	855	138	274	443	-
Other long-term liabilities	1,052	-	-	421	631
Decommissioning provision	4,568	20	96	910	3,542
Total	$24,343	$9,703	$2,041	$8,426	$4,173

1 - All leases can be cancelled upon proper notice periods by the Company.
2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the year ended December 31, 2015.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the financial statements and in the other publicly filed documentation regarding the Company available at www.sedar.com, the reader should carefully consider the following information. Any of these risk elements could have material adverse effects on the business of the Company. See “Note 7 – Financial Risk Management” of the Company’s audited consolidated financial statements for the year ended December 31, 2015.

21 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Current Global Financial and Economic Conditions

Current global financial and economic conditions remain fragile following the 2008/2009 financial crisis. Several major international financial institutions and other large, international enterprises either filed for bankruptcy or were actively rescued by governmental intervention at that time and access to public and private capital and financing continues to be challenging. Such factors may impact the Company's ability to obtain financing in the future on favourable terms. Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty continue, the Company's operations and financial condition could be adversely impacted.

Risks Associated with Market Fluctuations in Commodity Prices

The majority of the Company's revenue is derived from the sale of silver, copper, zinc and lead contained in concentrates. Fluctuations in the prices of these commodities represent one of the most significant factors affecting the Company's results of operations and profitability. If the Company experiences low silver, copper, zinc, and lead prices, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company'sbusiness.

The market price for silver, copper, zinc and lead continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the US dollar with other major currencies. The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors. In addition, the price of silver, for example, has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in silver and other commodity prices may materially adversely affect the Company's financial performance or results of operations. The world market price of commodities has fluctuated during the last several years. Declining market prices for silver and other metals could have a material adverse effect on the Company's results of operations and profitability. If the market price of silver and other commodities falls significantly from its current levels, the operation of the Company's properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed.

In particular, if the price of silver is depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining until the price increases, and record asset impairment write-downs. Any lost revenues, continued or increased net losses, or asset impairment write-downs would adversely affect the Company's results of operations.

Operational Risks

Substantial risks are associated with mining and milling operations. The Company's commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of silver, copper, zinc and lead, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

22 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

There can be no Certainty that the Company’s Exploration and Development Activities will be Commercially Successful

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company's operating results may be negatively affected by inaccurate estimates. Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of silver and other metals. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted adjustments of reserve estimates might occur, which could alter mining plans. Either of these alternatives may adversely affect the Company's actual production and operating results.

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries by ore type at optimal grind sizes. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company's future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company's future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

23 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

The Company's ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Mineral exploration, particularly for silver, involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive feasibility studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

The Company's future silver, copper, zinc and lead production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company's business strategy to conduct silver exploratory activities at the Company's existing mining operations as well as at new exploratory projects, and to acquire silver mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future silver production will not decline. Accordingly, the Company's revenues from the sale of silver may decline, which may have a material adverse effect on its results of operations.

Government Regulation and Environmental Compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company's business.

The Company's mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company's business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of the Company's properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company's past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company's operations. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company's business, financial condition or results of operations.

In the United States, some of the Company's mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the "EPA") regulations governing hazardous waste under the Resource Conservation and Recovery Act (the "RCRA"). If the EPA designates these wastes as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste disposal facilities. In addition, if any of these wastes causes contamination in or damage to the environment at a mining facility, such facility may be designated as a "Superfund" site under the Comprehensive Environmental Response, Compensation and Liability Act (the "CERCLA"). Under the CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial clean-up action or to pay for the government's clean-up efforts. Additional regulations or requirements are also imposed upon the Company's tailings and waste disposal areas in Idaho under the federal Clean Water Act (the "CWA"). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company's operations.

24 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which entail significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company's operations.

The Company's mining operations are subject to regulations promulgated by government agencies from time to time. Specifically, the Company's activities at the Galena Complex are subject to regulation by the U.S. Department of Labor's Mine Safety Health Administration and related regulations under applicable legislation and the Company's activities at the Cosala Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico. Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company's operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as a MIA, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetarian, wildlife, cultural resources and socioeconomic impacts. The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company's efforts to obtain or renew permits are contingent upon many variables not within our control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company's operations and profitability.

Some of the Company’s Material Properties are Located in Mexico and are Subject to Changes in Political and Economic Conditions and Regulations in that Country

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company's operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy - Direccion General de Minas, Mexico's Secretary of Environment and Natural Resources ("SEMARNAT"); the Mexican Mining Law; and the regulations of the Comision Nacional del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company's mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company's activities or maintenance of its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico's status as a developing country may make it more difficult for the Company to obtain any required financing for its projects. The Mexican Government is conducting a highly publicized crackdown on the drug cartels, resulting in a loss of lives. The operation has been unaffected by the conflict and is unlikely to be in the future. However, if the government's actions lead to civil unrest, the situation could change.

25 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on its Cosala District properties, or in any other projects that the Company becomes involved with. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Substantially all of the Company’s Assets are Located Outside of Canada, and Impact on Enforcement of Civil Liabilities

It may be difficult or impossible to enforce judgements obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the portion of the Company's management and assets located outside of Canada.

Employee Recruitment, Retention, Pension Funding and Labour Relations

Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company's business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company's results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of the Company's management and key personnel were lost, it could have a material adverse effect on future operations.

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations. The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws. The Company also purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

26 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

The declines in the equity markets over the last several years and other financial impacts have affected the Company's costs and liquidity through increased requirements to fund the Company's defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company's future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Mining Property and Title Risks

Third parties may dispute the Company's mining claims, which could result in losses affecting the Company's business. The validity of unpatented mining claims, which constitute a significant portion of the Company's property holdings in Idaho, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company's mining claims could result in litigation, insurance claims, and potential losses affecting the Company's business.

The validity of mining or exploration titles or claims, which constitute most of the Company's property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company's properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

In light of the DGRM's Resolution, and based on the survey work carried out by the Company's independent contractors and its own personnel since the boundary discrepancy at El Cajon first became known to the Company, there is a strong likelihood of a material change to the positions of the boundaries of the concessions encompassing the Company's El Cajon mineral deposit. When any such variation to the concessions boundaries is finally confirmed by the DGRM, the Company's management expects that it may be necessary to prepare a revised mineral resource estimate based on the confirmed boundaries, which will likely result in a significant reduction of the quantity of estimated mineral resources compared to the Company's estimate disclosed in the Cosala Technical Report. For further information see “General Development of the Business – Operations – Three Year History” of the Company's most recent Annual Information Form.

Surface Rights and Access

The Company has reached various agreements for surface access and rights with certain local groups, including Ejidos, for mining exploitation activities, including open pit mining, in the project area of Cosala Norte. In addition, the Company currently has formal agreements for surface access with all Ejidos on whose land its exploration activities are being performed. These agreements are valid for several years and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out. The Nuestra Senora process facility is located on land previously purchased by the Company and is not exposed to disruptions by third party ownership claims.

For future activities the Company will need to negotiate with Ejido and non-Ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with Ejidos can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

27 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Competition

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Company's ability to acquire and develop suitable silver mines, gold mines, silver developmental projects, gold developmental projects, silver producing companies, gold producing companies or properties having significant exploration potential. As a result, there can be no assurance that the Company's acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate Sales Risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

The Company is Subject to Currency Fluctuations that may Adversely Affect the Financial Position of the Company

One of the Company's primary operations is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in both U.S. dollars and Canadian dollars and has monetary assets and liabilities in Canadian dollars and Mexican pesos. As such, the Company's results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

28 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Financing Risks

Should financing be sought in the future, there can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

Risk Associated with Outstanding Debt

The Company's ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums.

The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, see additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements.

If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money, and (iii) the holders of the Company's secured de3bt could realize upon the assets securing the borrowings.

The Company may Require Significant Capital Expenditures

Substantial expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of silver, copper, zinc and lead. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Risks Associated with the Company’s Business Objectives

The Company's strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company's partners in the event of such disagreement.

29 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Absolute Assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

Conflicts of Interest

Certain of the Company's directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company's interests. Situations may arise in connection with potential investments where the other interests of the Company's directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company's behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company's directors are subject to conflicts of interest, there may be a material adverse effect on its business.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Common Shares.

As of the date of this MD&A, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Tax Considerations

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company's operations in Mexico: corporate income tax and a Flat Rate Business Tax ("IETU"). Mexican corporate income tax wa s calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer's net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010, 2011 and 2013.

30 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

In late 2013, a new income Tax Law was enacted in Mexico ("Mexican Tax Reform") which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

•

New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;

•	New environmental duty of 0.5% of gross income arising from the sale of gold and silver;
•	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
•	Elimination of the IETU;
•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•

Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight- line basis over 10 years; and

•

Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has reviewed the 2014 Tax Reform and is challenging the constitutionality of the 7.5% mining royalty, the 0.5% environmental duty, and other aspects of the Reform. The Company currently believes it is in compliance with the new legislation and there is no guarantee it will be successful in its challenges against the Mexican Government.

The Company believes that, pursuant to Section 7874 of the United States Internal Revenue Code of 1986, even though U.S. Silver is organized as an Ontario corporation, U.S. Silver will be treated as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, U.S. Silver will be subject to U.S. federal income tax in the same manner as a corporation organized in the U.S. The Company believes that U.S. Silver likely is a United States real property holding corporation, or "USRPHC", as defined for United States federal income tax purposes. If U.S. Silver were classified as a USRPHC, any gain from the sale or other disposition, including a redemption, of its common shares would be subject to U.S. federal income taxation and U.S. Silver would be required to file a United States federal income tax return. In such circumstances, the purchaser of such common shares would be required to withhold from the purchase price an amount equal to 10% of the purchase price and remit such amount to the U.S. Internal Revenue Service. In addition, since, as noted above, U.S. Silver is classified as a U.S. domestic corporation, the gross amount of dividends paid by U.S. Silver will be subject to U.S. withholding tax at the current rate of 5% under the Canada-United States Convention with Respect to Taxes on Income and on Capital. U.S. Silver will only be eligible for foreign tax credits under the Canadian Income Tax Act to the extent it has qualifying income from a source in the U.S. in the year any U.S. tax or withholding tax is paid by or on behalf of U.S. Silver in respect of a gain on the sale or other disposition of its common shares or a dividend paid on such shares. Any gain from the sale or other disposition, including a redemption, of the common shares of U.S. Silver and dividends received on such shares by U.S. Silver will likely not be treated as income sourced in the United States for these purposes.

31 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Critical Accounting Policies and Estimates

Accounting standards issued but not yet applied

Management is evaluating the impact the adoption of the following new and revised standards and amendments will have on the consolidated financial statements of the Company.

(i)	Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, "Financial instruments: recognition and measurement" ("IAS 39"). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is assessing the impact of this standard.

(ii)	Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

(iii)	Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company's measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

32 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii)	Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)	Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management's best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)	Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on, amongst other things, the expected volatility of the Company's registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

33 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

(v)	Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company's current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company's consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company's future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi)	Impairment of mining interests

Mining interests are reviewed and evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Common indicators of impairment in the mining industry include:

•	a significant deterioration in expected future commodity prices;
•	a significant adverse movement in foreign exchange rates;
•	a significant increase in production costs;
•	a large cost overrun during the development and construction of a new mine;
•	a significant increase in the expected cost of dismantling assets and restoring the site;
•	a significant reduction in the mineral content of ore reserves/resources;
•	serious mine accidents;
•	a significant increase in market interest rates; and
•	adverse changes in government regulations and environmental law, including a significant increase in the taxes payable by the mine.

The recovery of amounts recorded for mining interests depends on the Company's interpretation of its interest in the underlying mineral claims based on existing regulations, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. Management relies on the life-of-mine plans and comparable market valuations in its assessments of economic recoverability and probability of future economic benefit.

(vii)	Purchase price allocation

Business combinations require judgment and estimates to be made at the date of acquisition in relation to identifying the acquirer, determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

34 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

In respect of mining company combinations, such as the combination of U.S. Silver in December 2014, excess purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and decommissioning provision. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

Financial Instruments

At December 31, 2014, the Company had foreign exchange derivatives put in place by the Company's previous management to buy 60 million Mexican pesos extendable month to month at an average exchange rate of 13.13 MXP/USD valued at approximately $4.6 million. At September 30, 2015, the Company had settled all outstanding foreign exchange derivatives resulting in a net realized loss of approximately $0.5 million in fiscal 2014 and $0.1 million for the nine months ended September 30, 2015 on these contracts.

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at December 31, 2015, there were 347,225,205 common shares issued and outstanding.

As at March 30, 2016, there were 349,475,205 common shares of the Company issued and outstanding and 27,589,958 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 75,589,031.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109").

The Company's DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2015, the Company's CEO and CFO have certified that the DC&P are effective and that during the year ended December 31, 2015 the Company did not make any material changes in the ICFR during the last quarter that materially affected or are reasonably likely to materially affect the Company's ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non- IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company's performance, also assess performance in this manner.

35 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, exploration spending and mine general administrative costs.

Reconciliation of Consolidated Cash Cost per Ounce

			Calendar
	2015	2014	2014 [1]
Direct mining costs ('000)	$49,557	$26,047	$55,766
Smelting, refining and royalty expenses ('000)	14,779	7,405	12,675
	64,336	33,452	68,441
Less by-product credits ('000)	(30,522)	(19,802)	(29,739)
Total cash costs ('000)	$33,814	$13,650	$38,702
Divided by silver produced (oz)	2,652,026	1,206,603	2,799,404
Silver cash costs ($/oz)	$12.75	$11.31	$13.83

Reconciliation of Cosalá Operations Cash Cost per Ounce

	2015	2014
Direct mining costs ('000)	$20,181	$25,393
Smelting, refining and royalty expenses ('000)	8,817	7,340
	28,998	32,733
Less by-product credits ('000)	(16,442)	(19,638)
Total cash costs ('000)	$12,556	$13,095
Divided by silver produced (oz)	1,162,290	1,177,639
Silver cash costs ($/oz)	$10.80	$11.12

Reconciliation of Galena Complex Cash Cost per Ounce

		Since Dec 23	Calendar
	2015	2014	2014 [1]
Direct mining costs ('000)	$29,376	$654	$30,373
Smelting, refining and royalty expenses ('000)	5,962	65	5,335
	35,338	719	35,708
Less by-product credits ('000)	(14,080)	(164)	(10,101)
Total cash costs ('000)	$21,258	$555	$25,607
Divided by silver produced (oz)	1,489,736	28,964	1,621,765
Silver cash costs ($/oz)	$14.27	$19.18	$15.79

1 Production from Galena Complex operations are included since December 23, 2014. Values for calendar year 2014 are presented for information purposes only.

36 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2015

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

			Calendar
	2015	2014	2014 [1]
Total cash costs ('000)	$33,814	$13,650	$38,702
Capital expenditures ('000)	10,350	13,702	19,630
Exploration costs ('000)	1,335	12	862
Total all-in sustaining costs ('000)	$45,499	$27,364	$59,194
Divided by silver produced (oz)	2,652,026	1,206,603	2,799,404
Silver all-in sustaining costs ($/oz)	$17.16	$22.68	$21.15

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	2015	2014
Total cash costs ('000)	$12,556	$13,095
Capital expenditures ('000)	4,170	13,606
Exploration costs ('000)	581	-
Total all-in sustaining costs ('000)	$17,307	$26,701
Divided by silver produced (oz)	1,162,290	1,177,639
Silver all-in sustaining costs ($/oz)	$14.89	$22.67

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

		Since Dec 23	Calendar
	2015	2014	2014 [1]
Total cash costs ('000)	$21,258	$555	$25,607
Capital expenditures ('000)	6,180	96	6,024
Exploration costs ('000)	754	12	862
Total all-in sustaining costs ('000)	$28,192	$664	$32,493
Divided by silver produced (oz)	1,489,736	28,964	1,621,765
Silver all-in sustaining costs ($/oz)	$18.92	$22.91	$20.04

1 Production from Galena Complex operations are included since December 23, 2014. Values for calendar year 2014 are presented for information purposes only.

37 Americas Silver Corporation 2015 Annual Report

AMERICAS SILVER CORPORATION

Consolidated Financial Statements For

the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

38 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
(In thousands of U.S. dollars, unless otherwise stated)

December 31, 2015 and 2014

39 Americas Silver Corporation 2015 Annual Report

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as outlined in Part I of the Chartered Professional Accountants Canada Handbook. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board's review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

(Signed) Darren Blasutti	(Signed) Warren Varga
President & Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada March 30, 2016

40 Americas Silver Corporation 2015 Annual Report

pwc

March 30, 2016

Independent Auditor's Report

To the Shareholders of
Americas Silver Corporation

We have audited the accompanying consolidated financial statements of Americas Silver Corporation and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2015 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

41 Americas Silver Corporation 2015 Annual Report

pwc

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Americas Silver Corporation and its subsidiaries as at December 31, 2015 andtheir financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes matters and conditions that indicate the existence of material uncertainties that may cast significant doubt about the company's ability to continue as a going concern.

Other matter

The financial statements of Americas Silver Corporation (formerly Scorpio Mining Corporation) as at and for the year ended December 31, 2014, were audited by another auditor who expressed an unmodified opinion on those statements on March 27, 2015.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

42 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Consolidated statements of financial position (In
thousands of U.S. dollars)

	December 31,	December 31,
As at	2015	2014
Assets
Current assets
Cash and cash equivalents	$1,319	$15,224
Trade and other receivables (Note 8)	4,529	6,768
Income tax receivable	-	236
Inventories (Note 9)	8,790	12,353
Prepaid expenses	737	699
Investment in Scorpio Gold (Note 10)	466	1,655
	15,841	36,935
Non-current assets
Restricted cash	151	368
Long-term investments	11	32
Property, plant and equipment (Note 11)	80,875	81,253
Total assets	$96,878	$118,588

Liabilities
Current liabilities
Trade and other payables	$9,358	$13,070
Derivative liability (Note 7)	-	502
Advance on mining concession sales	-	87
Credit facilities (Note 13)	1,000	2,155
	10,358	15,814
Non-current liabilities
Other long-term liabilities	1,052	559
Credit facilities (Note 13)	6,141	5,592
Post-employment benefit obligations (Note 14)	9,290	5,181
Decommissioning provision (Note 15)	4,568	4,832
Deferred tax liabilities (Note 19)	624	1,271
Total liabilities	32,033	33,249

Equity
Share capital (Note 16)	181,133	179,897
Equity reserve	28,452	26,450
Foreign currency translation reserve	7,788	7,974
Changes in available-for-sale investment in Scorpio Gold	-	307
Deficit	(152,538)	(129,299)
Equity attributable to shareholders of the Company	64,835	85,329

Non-controlling interest	10	10
Total equity	64,845	85,339

Total liabilities and equity	$96,878	$118,588

Going concern (Note 2), contingencies (Note 23), subsequent events (Note 24)

APPROVED BY THE BOARD

(Signed) Brad Kipp	(Signed) Gordon Pridham
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

43 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Consolidated statements of loss and comprehensive loss For
the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, except share and per share amounts)

	2015	2014

Revenue	$53,450	$31,479

Cost of sales	(52,574)	(26,135)
Depletion and amortization (Note 11)	(8,481)	(11,008)
Care and maintenance costs	(1,994)	-
Corporate general and administrative (Note 18)	(6,063)	(5,364)
Exploration costs	(1,433)	(12)
Accretion on decommissioning provision (Note 15)	(162)	(101)
Interest and financing income (expense)	(1,175)	86
Foreign exchange gain (loss)	880	(397)
Loss on derivative liability (Note 7)	(126)	(502)
Loss on mining concession sales	(291)	-
Impairment of property, plant and equipment (Note 12)	(1,429)	(53,268)
Impairment of investment in Scorpio Gold (Note 10)	(640)	(722)
Loss before income taxes	(20,038)	(65,944)
Income tax recovery (expense) (Note 19)	652	(12,751)

Net loss attributable to:
Equity shareholders of the Company	(19,386)	(78,695)

Other comprehensive loss
Items that will not be reclassified to net loss
Actuarial loss on post-employment benefit obligations	(3,853)	-
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	(186)	(425)
Change in fair value of available-for-sale securities of Scorpio Gold	(307)	32
Other comprehensive loss	(4,346)	(393)
Comprehensive loss	$(23,732)	$(79,088)

Loss per share
Basic and diluted	(0.06)	(0.39)

Weighted average number of common shares outstanding
Basic and diluted (Note 17)	339,943,347	201,601,926

The accompanying notes are an integral part of the consolidated financial statements.

44 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Consolidated statements of changes in equity
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, except share amounts)

					Changes in fair
				Foreign	value of
				currency	available-for-		Non-
	Share capital		Equity	translation	sale investment		controlling	Total
	Shares (000s)	Amount	reserve	reserve	in Scorpio Gold	Deficit	interest	equity
Balance at January 1, 2014	198,589	$153,778	$23,588	$8,399	$275	$(50,604)	$10	$135,446
Net loss for the year	-	-	-	-	-	(78,695)	-	(78,695)
Translation adjustment	-	-	-	(425)	-	-	-	(425)
Share-based payments	-	-	206	-	-	-	-	206
Shares issued, options and warrants exchanged on acquisition of U.S. Silver & Gold Inc. (Note 6)	137,469	26,119	2,656	-	-	-	-	28,775
Change in fair value of investment in Scorpio Gold	-	-	-	-	(690)	-	-	(690)
Reclassification of losses recorded in statement of operations (Note 10)	-	-	-	-	722	-	-	722
Balance at December 31, 2014	336,058	$179,897	$26,450	$7,974	$307	$(129,299)	$10	$85,339

Balance at January 1, 2015	336,058	$179,897	$26,450	$7,974	$307	$(129,299)	$10	$85,339
Net loss for the year	-	-	-	-	-	(19,386)	-	(19,386)
Actuarial loss on post-employment benefit obligations	-	-	-	-	-	(3,853)	-	(3,853)
Translation adjustment	-	-	-	(186)	-	-	-	(186)
Share-based payments	-	-	523	-	-	-	-	523
Shares and warrants issued on private placement (Note 16)	11,167	1,236	203	-	-	-	-	1,439
Warrants issued and amended (Note 16)	-	-	1,276	-	-	-	-	1,276
Change in fair value of investment in Scorpio Gold	-	-	-	-	(307)	-	-	(307)
Balance at December 31, 2015	347,225	$181,133	$28,452	$7,788	$-	$(152,538)	10	$64,845

The accompanying notes are an integral part of the consolidated financial statements.

45 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Consolidated statements of cash flows
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars)

	2015	2014
Cash flow provided by (used in) Operating activities
Net loss for the year	$(19,386)	$(78,695)
Adjustments for:
Depletion and amortization	8,481	11,008
Deferred income tax expense (recovery)	(647)	12,364
Accretion on decommissioning provision	162	101
Share-based payments	916	206
Unrealized loss (gain) on long-term investments	14	(9)
Loss on derivative liability	126	502
Non-cash impact of warrants issued and amended	1,276	-
Non-cash impact of other long-term liabilities	493	(9)
Non-cash impact of credit facilities	(1,606)	19
Non-cash impact of post-employment benefit obligations	256	20
Loss on mining concession sales	291	-
Impairment of property, plant and equipment	1,429	53,268
Impairment of investment in Scorpio Gold	640	722
	(7,555)	(503)
Changes in items of working capital:
Trade and other receivables	2,239	5,674
Income taxes	236	-
Inventories	3,563	131
Prepaid expenses	(38)	395
Trade and other payables	(4,105)	4,696
Net cash generated from (used in) operating activities	(5,660)	10,393

Investing activities
Expenditures on property, plant and equipment	(10,424)	(14,495)
Mining concession sales	88	87
Acquisition of U.S. Silver & Gold Inc.	-	4,299
Net cash used in investing activities	(10,336)	(10,109)

Financing activities
Margin call on foreign exchange derivatives	-	(217)
Cash paid on foreign exchange derivatives	(411)	-
Proceeds from investment in Scorpio Gold	92	-
Proceeds from long-term investments	7	-
Proceeds from credit facilities	1,000	-
Proceeds from private placement (net of transaction costs)	1,439	-
Net cash generated from (used in) financing activities	2,127	(217)

Effect of foreign exchange rate changes on cash	(36)	(280)
Decrease in cash and cash equivalents	(13,905)	(213)
Cash and cash equivalents, beginning of year	15,224	15,437
Cash and cash equivalents, end of year	$1,319	$15,224

Cash and cash equivalents consist of:
Cash	$1,319	$10,336
Term deposits	-	4,888
	$1,319	$15,224

The accompanying notes are an integral part of the consolidated financial statements.

46 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

1.	Corporate information

Americas Silver Corporation (formerly Scorpio Mining Corporation) (the "Company" or "Americas Silver") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The merger of the Company and U.S. Silver & Gold Inc. ("U.S. Silver") was completed on December 23, 2014 pursuant to a plan of arrangement under the Business Corporations Act (Ontario). The address of the Company's registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8.

The consolidated financial statements of the Company for the year ended December 31, 2015 were approved and authorized for issue by the Board of Directors of the Company on March 30, 2016.

2.	Basis of presentation and going concern

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS Interpretations Committee ("IFRIC") which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants Canada Handbook. These consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value. The Company has consistently applied the accounting policies used in preparation of these consolidated financial statements throughout all the periods presented. Critical accounting judgments and estimates used by management in the preparation of these consolidated financial statements are presented in note 4.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company operates in a cyclical industry where levels of cash flow have historically been correlated to market prices for commodities. Several material uncertainties, such as the price of commodities and foreign currency exchange rates, cast significant doubt upon the going concern assumption. Continuance as a going concern is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis. To improve cash flows, the Company amended its existing credit facility agreement with its lenders to defer commencement of principal payments from August 2015 to January 2017, and closed another subordinated, secured credit facility agreement. Management continues to pursue financing alternatives to fund the Company's operations so it can continue as a going concern should commodity prices remain at current price levels. The outcome of these financing alternatives cannot be predicted at this time. The Company has cash and cash equivalents of $1.3 million, working capital of $5.5 million, and deficit of $152.5 million as at December 31, 2015, and a net loss of $19.4 million for the year ended December 31, 2015.

These consolidated financial statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

3.	Summary of significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a.	Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances, income and expenses have been eliminated.

47 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The Company applies the acquisition method to account for business combinations. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company elects on an acquisition-by-acquisition basis whether to measure non- controlling interest at its fair value, or at its proportionate share of the recognized amount of identifiable net assets. Acquisition-related costs are expensed as incurred. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is negative, a bargain purchase gain is recognized immediately in profit or loss.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company's equity. Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest's share of changes in equity since the date of acquisition.

Special Purpose Entities ("SPE's") as defined by the IASB in SIC 12 Consolidation–Special Purpose Entities are entities which are created to accomplish a narrow and well-defined objective (e.g. to provide services to the operating entity). SPE's are subject to consolidation when there is an indication that the other entity controls the SPE. The Company has determined that it controls certain SPE's relating to service companies at its Mexican operations (4246136 Canada Inc., Servicios Especializados en Minas S.A. de C.V., Triturados Mineros del Noroeste S.A. de C.V. and Servicios Generales en Mineria S.A. de C.V.) and the accounts of those SPE's are consolidated with those of the Company.

b.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. Determination of operating segments are based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions about resources to be allocated to the segment and performance assessment, and for which discrete financial information is available. Unallocated items not directly attributable to a segment comprise mainly of corporate assets and head office expenses.

c.	Presentation currency and functional currency

The Company's presentation currency is the U.S. dollar ("USD"). The functional currency of the Company's Canadian subsidiaries is the Canadian dollar ("CAD"), and the functional currency of its U.S., Mexican and British Virgin Island's subsidiaries and SPE's is the USD. The consolidated financial statements of the Company are translated into the presentation currency. Assets and liabilities have been translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average rate for the period). All resulting exchange differences are recorded in the foreign currency translation reserve.

d.	Foreign currency translations

Transactions in foreign currencies are translated into the entities' functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities of the Company's operations denominated in a currency other than the functional currency are translated at the rate in effect at the statement of financial position date, and non-monetary items at historic exchange rates at each transaction date. Revenue and expense items are translated at average exchange rates of the reporting period. Gains and losses on translation are charged to the statements of loss and comprehensive loss.

e.	Revenue recognition

The following specific conditions must be met before revenue is recognized:

•	the title, specific risks and rewards of ownership have been transferred to the purchaser;
•	the Company does not retain continuing managerial involvement to the degree usually associated with ownership or effective control over the concentrate sold;
•	the amount of revenue and costs can be measured reliably; and

48 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

•	it is probable that the economic benefits associated with the transaction will flow to the Company.

The Company's sales of concentrates are made under provisional pricing arrangements where the final sale prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenue from sales is recorded at the time of sale based on forward prices for the expected date of final settlement.

Subsequent variations in prices and metal quantities are recognized as revenue adjustments as they occur.

Revenue is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.

f.	Defined benefit plans

The cost of defined benefit plans is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

Actuarial valuations for defined benefit plans are carried out annually. The discount rate applied in arriving at the present value of the pension liability represents the yield on high quality corporate bonds denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses arising in the year are recognized in full in the period in which they occur, in other comprehensive income (loss) and retained earnings without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

Current service cost, the recognized element of any past service cost, interest expense arising on the pension liability and the expected return on plan assets are recognized in the same line items in the consolidated statement of loss and comprehensive loss as the related compensation cost.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries. Service costs arising from plan amendments are recognized immediately.

g.	Share-based payments

The Company's stock option plan allows its employees (including directors and officers) and non-employees to acquire shares of the Company. Accordingly, the fair value of the option is either charged to operations or capitalized to exploration or development expenditures, depending on the accounting for the optionee's other compensation, with a corresponding increase in equity reserve.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes Option Pricing Model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity reserve, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the Company's best estimate of the number of equity instruments that will ultimately vest. The charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in equity reserve. No expense is recognized for awards that do not ultimately vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

49 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

h.	Income taxes

Income tax comprises of current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income (loss) or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company's subsidiaries operate and generate taxable profit. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized.

The Company did not recognize any deferred income taxes relating to its investments in subsidiaries.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

i.	Earnings/loss per share

Basic earnings/loss per share is calculated by dividing the net earnings/loss for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings/loss per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The Company's potentially dilutive common shares comprise stock options granted to employees, and warrants.

j.	Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as foreign currency gains or losses related to the Company's net investment in foreign operations and unrealized gains or losses on available-for-sale securities net of tax. The Company's comprehensive income (loss), components of other comprehensive income and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

k.	Inventories

Concentrates, ore stockpile, and spare parts and supplies are valued at the lower of cost and estimated net realizable value. Cost for concentrates and ore stockpile includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a weighted average basis for the Mexican operations and first in, first out method for the U.S. operations. Cost for spare parts and supplies are determined using the first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

50 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Ore stockpile represents ore that has been extracted from the mine and is available for further processing. Costs added to ore stockpile are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Ore stockpile is verified by periodic surveys and physical counts.

Materials and supplies inventory are valued at the lower of cost and net realizable value, where cost is determined using the first-in-first-out method. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing those items to their net realizable value. If carrying value exceeds net realizable value, a write-down is recognized.

l.	Investments

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in companies over which the Company exercises neither control nor significant influence and are designated as available-for sale financial instruments are recorded at fair value. Unrealized gains and losses on available-for-sale financial instruments are recognized in other comprehensive income (loss), unless the decrease in value is significant or prolonged, in which case, the loss is recorded in the statements of loss and comprehensive loss.

m.	Property, plant and equipment

(i)	Producing mining interests

Producing mining interests are carried at cost less accumulated depletion and amortization and accumulated impairment losses. Following the completion of commissioning, the costs related to the mining interests are depleted and charged to operations on the unit of production method as a proportion of estimated recoverable mineral reserves.

Completion of the commissioning is deemed to have occurred when major mine and processing plant components are completed, operating results are being achieved consistently for a period of time and that there are indicators that these operational results, including mill capacity and recovery, will be sustainable in the future.

Construction in progress is not depreciated until the assets are ready for their intended use.

(ii)	Non-producing mining interests

The Company follows the method of accounting for its non-producing mining interests whereby all costs, net of incidental revenues, relating to the acquisition, exploration and development are deferred and capitalized by property until the property to which they directly relate is placed into production, sold, discontinued or subject to a condition of impairment.

In the event that a mining interest is placed into production, capitalization of costs ceases, the costs are transferred to producing mining interests and the mining interest is depleted on a unit of production basis. The recoverability of amounts is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to finance the development of the properties, and on the future profitable production or proceeds from the disposition thereof.

51 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

(iii)	Plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the consolidated statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation is recorded over the estimated useful life of the asset as follows:

•	Mininginterests - unitofproductionbaseduponestimatedprovenandprobablereserves
•	Plant and equipment - 3 - 30 years over straight line basis
•	Corporate office equipment - 3 - 10 years over straight line basis

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

(iv)	Impairment of mining interests

The Company reviews and evaluates the carrying values of its tangible and intangible assets to determine whether there is an indication of impairment. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

When the carrying value of assets exceeds the recoverable amount, the carrying value of the assets is reduced to the recoverable amount. The recoverable amount takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use of the asset. To achieve this, the recoverable amount is the higher of value in use (being the net present value of expected pre-tax future cash flows of the relevant asset) and fair value less costs to sell the asset.

If, after the Company has previously recognized an impairment loss, circumstances indicate that the recoverable amount of the impaired assets is greater than the carrying amount, the Company reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after depreciation or amortization, that would have been determined if no impairment loss had been recognized.

n.	Decommissioning provision

The Company recognizes contractual, statutory and legal obligations associated with retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the decommissioning provision is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding decommissioning provision is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the decommissioning provision, the periodic unwinding of the discount is recognized in the consolidated statement of loss and comprehensive loss and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

o.	Financial instruments

The Company classifies its financial instruments into one of the following categories: fair value through profit or loss ("FVTPL") (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition.

52 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

Financial assets and liabilities designated as FVTPL are subsequently measured at fair value with changes in fair value recognized in net earnings. Financial assets designated as "available-for-sale" are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax. Transaction costs for FVTPL financial assets and liabilities are recognized in income when incurred.

Financial assets designated as "loans and receivables" or "held-to-maturity", and financial liabilities designated as "other financial liabilities" are recorded at amortized cost. Transaction costs from loans and receivables and other financial liabilities offset the carrying amount of the related financial assets or liabilities.

The Company has classified cash and cash equivalents and trade and other receivables as "loans and receivables", trade and other payables are classified as "other financial liabilities", and investment in Scorpio Gold shares as "available-for-sale".

p.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset and amortized over the expected useful life of that asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

q.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

r.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

s.	Non-controlling interests

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interests' share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company's share of the proceeds and the carrying value of the underlying equity.

4. Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

53 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

(i)	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company's measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii)	Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)	Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management's best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)	Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on, amongst other things, the expected volatility of the Company's registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

54 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

(v)	Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company's current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company's consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company's future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi)	Impairment of mining interests

Mining interests are reviewed and evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Common indicators of impairment in the mining industry include:

•	a significant deterioration in expected future commodity prices;
•	a significant adverse movement in foreign exchange rates;
•	a significant increase in production costs;
•	a large cost overrun during the development and construction of a new mine;
•	a significant increase in the expected cost of dismantling assets and restoring the site;
•	a significant reduction in the mineral content of ore reserves/resources;
•	serious mine accidents;
•	a significant increase in market interest rates; and
•	adverse changes in government regulations and environmental law, including a significant increase in the taxes payable by the mine.

The recovery of amounts recorded for mining interests depends on the Company's interpretation of its interest in the underlying mineral claims based on existing regulations, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. Management relies on the life-of-mine plans and comparable market valuations in its assessments of economic recoverability and probability of future economicbenefit.

(vii)	Purchase price allocation

Business combinations require judgment and estimates to be made at the date of acquisition in relation to identifying the acquirer, determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

In respect of mining company combinations, such as the combination of U.S. Silver in December 2014, excess purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and decommissioning provision. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

55 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

5.	Changes in accounting policies and recent accounting pronouncements

The following are future changes in accounting policies not yet effective as at December 31, 2015:

(i)	Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, "Financial instruments: recognition and measurement" ("IAS 39"). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is assessing the impact of this standard.

(ii)	Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

(iii)	Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

6.	Acquisition of U.S. Silver & Gold Inc.

On December 23, 2014, the Company obtained control and completed the acquisition of U.S. Silver via a plan of arrangement under the Business Corporations Act (Ontario). The merger was completed by the Company acquiring all of the outstanding common shares of U.S. Silver and exchanging each outstanding U.S. Silver common share for 1.68 common shares of the Company. Outstanding U.S. Silver options were exchanged for options of the Company and outstanding U.S. Silver warrants became exercisable for warrants of the Company under the same exchange ratio.

The merger has been accounted for as a business combination with the Company identified as the acquirer for accounting purposes.

The consideration paid is calculated as follows:

Non-diluted U.S. Silver common shares outstanding, December 23, 2014	81,826,629
Implicit share exchange ratio	1.68
Scorpio Mining common shares to be exchanged for U.S. Silver common shares	137,468,737
Scorpio Mining common share price, December 23, 2014 (USD)	0.19
Total common share consideration	26,119
Consideration of U.S. Silver options exchanged for Scorpio Mining options	263
Consideration of U.S. Silver warrants exercisable for Scorpio Mining common shares	2,393
Total consideration	$28,775

56 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The purchase price allocation is as follows:

Net assets acquired
Cash and cash equivalents	$4,299
Trade and other receivables	3,148
Income tax receivable	236
Inventories	4,018
Prepaid expenses	496
Restricted cash	151
Long-term investments	23
Property, plant and equipment	38,387
Trade and other payables	(5,766)
Other long-term liabilities	(568)
Credit facilities	(7,728)
Post-employment benefit obligations	(5,161)
Decommissioning provision	(2,760)
$28,775

The acquisition of U.S. Silver by the Company was completed on December 23, 2014. As of the date of these consolidated financial statements, the determination of fair value of assets and liabilities acquired has been finalized.

Acquisition related costs of $2.0 million have been charged to corporate general and administrative expenses in the consolidated statement of loss for the year ended December 31, 2014.

These consolidated financial statements include U.S. Silver's results from December 23, 2014 to December 31, 2014. The revenue from the sale of precious metals and net loss included in the consolidated statement of loss and comprehensive loss since December 23, 2014 contributed by U.S. Silver was $0.2 million and $0.2 million, respectively.

If U.S. Silver had been consolidated from January 1, 2014, on a pro forma basis, the consolidated statements of loss and comprehensive loss would have included revenue of $34.0 million and net loss before income taxes of $16.1 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had accrued on January 1, 2014.

7.	Financial risk management

a.	Financial risk factors

The Company's risk exposures and the impact on its financial instruments are summarized below:

(i)	Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well- capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate shipped at the time of shipment or one month following the time of shipment.

As of December 31, 2015, the Company's exposure to credit risk with respect to trade receivables amounts to $2.4 million (December 31, 2014: $4.2 million). The Company believes credit risk for Mexican Value Added Taxes of $1.8 million (December 31, 2014: $2.3 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There are no receivables that are past due and the Company has no allowance for doubtful accounts at December 31, 2015 and December 31, 2014.

57 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company's trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company's financial liabilities on an undiscounted basis:

	December 31, 2015
	Less than	3 months		Over 5
	3 months	to 1 year	2-5 years	years

Trade and other payables	$9,358	$-	$-	$-
Credit facilities	-	1,000	6,141	-
Interest on credit facility	187	671	511	-
Leases	138	274	443	-
Other long-term liabilities	-	-	421	631
Decommissioning provision	20	96	910	3,542
	$9,703	$2,041	$8,426	$4,173

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1) Interest rate risk

The Company is not subject to significant interest rate risk as the existing credit facilities have a fixed interest rate.

(2) Currency risk

As at December 31, 2015, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos ("MXP"):

Financial instruments that may impact the Company's net earnings or other comprehensive income due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at December 31, 2015
	CAD	MXP

Cash and cash equivalents	$85	$20
Trade and other receivables	33	2,019
Trade and other payables	786	3,475
Credit facility	6,141	-

As at December 31, 2015, the CAD/USD and MXP/USD exchange rates were 1.38 and 17.20, respectively. The sensitivity of the Company's net loss and comprehensive loss due to changes in the exchange rates as at December 31, 2015 is included in the following table:

58 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

	CAD/USD	MXP/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$789	$1,526
Other comprehensive loss	19	-

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

At December 31, 2014, the Company had foreign exchange derivatives to buy 60 million MXP extendable month to month at an exchange rate of 13.13 MXP/USD valued at approximately $4.6 million. As at December 31, 2015, the Company had settled all outstanding foreign exchange derivatives resulting in a net loss of approximately $0.1 million on these contracts (2014: $0.5 million).

(3) Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at December 31, 2015, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, copper and gold prices would affect trade receivables by approximately $0.2 million (2014: $0.4 million). The Company does not use derivatives to manage its exposure to price risk.

b.	Fair values

The fair value of cash, restricted cash, trade and other payables, credit facilities and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

•

Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company's cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•

Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•	Investment in Scorpio Gold: The investment in Scorpio Gold Corporation shares have been marked to market based on the trading price as at December 31, 2015.
•

Long-term investments: The fair value of long-term investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

•

Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable. Embedded derivatives in the form of prepayment options and financing cost payable exist in the Company's outstanding credit facilities (see credit facilities note 13).

•

Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company's derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

59 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

	December 31,	December 31,
	2015	2014

Level 1
Cash and cash equivalents	$1,319	$10,336
Restricted cash	151	368
Investment in Scorpio Gold	466	1,655
Long-term investments	11	32

Level 2
Trade and other receivables	4,529	6,768
Derivative liability	-	502
Credit facilities	7,141	7,747

8.	Trade and other receivables

	December 31,	December 31,
	2015	2014

Trade receivables	$2,405	$4,151
Value added taxes receivable	1,789	2,325
Other receivables	335	292
	$4,529	$6,768

9.	Inventories

	December 31,	December 31,
	2015	2014

Concentrates	$1,780	$3,334
Spare parts and supplies	5,594	7,481
Ore stockpile	1,416	1,538
	$8,790	$12,353

The amount of inventories recognized as an expense during the year ended December 31, 2015 was $52.6 million (2014: $26.1 million). During the year ended December 31, 2015, the concentrate inventory and spare parts and supplies write-down to net realizable value included in cost of sales was $4.0 million and $1.4 million, respectively (2014: $1.7 million and nil, respectively).

10.	Investment in Scorpio Gold

At December 31, 2015, the Company held 9,929,806 common shares of Scorpio Gold Corporation ("Scorpio Gold") which represented approximately 8% of Scorpio Gold's issued and outstanding common shares.

60 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The investment in Scorpio Gold is accounted for as an available-for-sale financial asset which is reviewed at the end of each reporting period for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. This review includes an analysis of the facts and circumstances of this financial asset, its market price, the severity of loss and the length of time the fair value has been below cost.

	December 31,	December 31,
	2015	2014

Investment, beginning of year	$1,655	$2,495
Proceeds from sale of investment during the year	(92)	-
Loss on adjustments to investment during the year	(1,097)	(840)
Investment, end of year	$466	$1,655

11.	Property, plant and equipment

				Corporate
	Mining	Non-producing	Plant and	office
	interests	properties	equipment	equipment	Total

Cost
Balance at January 1, 2014	$28,118	$65,835	$21,427	$90	$115,470
Acquisition of U.S. Silver & Gold Inc.	27,398	-	10,899	90	38,387
Reclassification	806	(2,690)	1,884	-	-
Assets acquired	96	12,284	2,117	7	14,504
Change in decommissioning provision	194	-	-	-	194
Disposals	-	-	(14)	-	(14)
Balance at December 31, 2014	56,612	75,429	36,313	187	168,541
Assets acquired	7,647	825	1,899	-	10,371
Change in decommissioning provision	(305)	-	-	-	(305)
Disposals	-	(508)	(16)	(26)	(550)
Balance at December 31, 2015	$63,954	$75,746	$38,196	$161	$178,057

Accumulated depreciation
and depletion
Balance at January 1, 2014	$14,889	$-	$8,090	$38	$23,017
Depreciation/depletion for the year	7,556	-	3,435	17	11,008
Impairments (Note 12)	2,766	50,502	-	-	53,268
Disposals	-	-	(5)	-	(5)
Balance at December 31, 2014	25,211	50,502	11,520	55	87,288
Depreciation/depletion for the year	3,087	-	5,372	22	8,481
Impairments (Note 12)	-	-	1,429	-	1,429
Disposals	-	-	(16)	-	(16)
Balance at December 31, 2015	$28,298	$50,502	$18,305	$77	$97,182

Carrying value
at December 31, 2014	$31,401	$24,927	$24,793	$132	$81,253
at December 31, 2015	$35,656	$25,244	$19,891	$84	$80,875

12.	Impairment of mining interests

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. An impairment loss of $1.4 million related to the U.S. operations was recorded for the year ended December 31, 2015 as a result of writing down carrying amounts of plant and equipment to recoverable amounts.

As at December 31, 2014, there was evidence of the potential impairment of the carrying value of the Company's Cosala District due to declining metal prices and suspension of the El Cajon Project. As a result of these events, the Company assessed the recoverability of the carrying amount of these properties. The recoverable amount of the Company's Cosala District mining properties was determined based on the after-tax discounted cash flows expected to be derived from this property's fair-market value less estimated costs to sell. The after-tax discounted cash flows were determined based on life-of-mine cash flow projections which incorporate management's best estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies. As a result of impairment tests performed as at December 31, 2014, the Company recorded an impairment loss of $53.3 million which is allocated against both the Nuestra Senora Mine and the Company's non-producing properties.

61 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The fair value models are considered to be Level 3 within the fair value hierarchy. Key assumptions used in the fair value models used as at December 31, 2014 include discount rate of 13% based on the Company's weighted average cost of capital, estimated long-term silver price from $16 per ounce in 2015 up to $19 per ounce in 2020 and beyond and estimated long-term zinc, lead and copper prices of $1.00, $0.91 and $3.00 per pound, respectively, based on observable market data including spot price and industry analyst consensus, and mine life of up to 9 years.

13.	Credit facilities

On August 7, 2013, U.S. Silver signed a credit agreement with Royal Capital Management Corp. ("RCM") as security agent, and certain lenders (the "RCM Credit Agreement"). The RCM Credit Agreement provides for the issuance of notes with an aggregate principal amount of $6.1 million ($8.5 million CAD) for a term of three years at an interest rate of 12% per annum payable on a monthly basis. Security is provided by a first charge on all material assets of U.S. Silver and its subsidiaries.

As at December 31, 2015, the Company had drawn $6.1 million on the above facility and amended the terms by extending its maturity from August 2016 to December 2017. Beginning January 2017, the notes will be redeemed in monthly increments of $0.5 million CAD, with the balance due and payable on maturity. The debt may be pre-paid at any time during its term, subject to a repayment fee. As at December 31, 2015, the fair value of the prepayment option is nil (December 31, 2014: nil).

In connection with the RCM Credit Agreement, the Company issued 10,625,000 U.S. Silver warrants (or 17,850,000 Americas Silver equivalent warrants) upon execution to RCM where each warrant is exercisable for one U.S. Silver common share at an exercise price of $0.68 CAD (or for one Americas Silver common share at an exercise price of $0.40 CAD) for a period of five years. The Company amended the terms of the warrants by extending the expiry date from August 7, 2018 to August 7, 2020 and lowering the exercise price from $0.40 CAD to $0.28 CAD effective as of June 30, 2015 (see share capital note 14).

A financing cost is payable to RCM on July 31, 2020 in the amount of $1.5 million ($2.1 million CAD) less the amount which the aggregate share value of shares acquired by RCM upon exercise of the warrants exceeds the exercise price of the warrants. As at December 31, 2015, the fair value of the financing cost payable was estimated to be nil (2014: $0.4 million).

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a certain lender (the "Subordinated Facility") for principal amount of $1.0 million for a term of one year at an interest rate of 12% per annum payable on a monthly basis beginning on the sixth month following closing. Security is provided by a second charge on all material assets, other than real property assets, of the Company and its subsidiaries behind the existing first charge RCM Credit Agreement. Beginning on the sixth month following the date of issue, the notes issued under the Subordinated Facility will be redeemed in monthly increments of $75,000 including the monthly interest payments, with the balance due and payable on maturity. The principal portion of such payments may also be payable in common shares of the Company in certain circumstances. In connection with the closing of the Subordinated Facility, the Company issued 3,693,333 warrants to the lender where each warrant is exercisable for one common share at an exercise price of $0.25 CAD for a period of three years.

The credit facilities may be pre-paid at any time during its term, subject to a repayment fee. As at December 31, 2015, the fair value of the prepayment option is nil (2014: nil).

62 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

14.	Post-employment benefit obligations

The Company maintains two non-contributory defined benefit pension plans covering substantially all employees at its U.S. operating subsidiary, U.S. Silver - Idaho, Inc. One plan covers salaried employees and one plan covers hourly employees. Benefits for the salaried plan are based on salary and years of service. Hourly plan benefits are based on negotiated benefits and years of service. The Company's funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. The expected average service life of the active plan participants as at December 31, 2015 is approximately 9 years.

The amounts recognized in the consolidated statements financial position are as follows:

	December 31,	December 31,
	2015	2014

Present value of funded obligations	$24,495	$20,214
Fair value of plan assets	15,205	15,033
Deficit of funded plans	$9,290	$5,181

The movements in the defined benefit obligations are as follows:

	December 31,	December 31,
	2015	2014

Obligations, beginning of year	$20,214	$-
Acquired from U.S. Silver & Gold Inc.	-	20,194
Current service costs	690	10
Interest costs	822	10
Benefits paid	(718)	-
Actuarial loss	3,487	-
Obligations, end of year	$24,495	$20,214

The movements in the fair value of plan assets are as follows:

	December 31,	December 31,
	2015	2014

Assets, beginning of year	$15,033	$-
Acquired from U.S. Silver & Gold Inc.	-	15,033
Return on assets	604	-
Actuarial loss	(366)	-
Employer contributions	652	-
Benefits paid	(718)	-
Assets, end of year	$15,205	$15,033

The amounts recognized in the consolidated statements of loss and comprehensive loss are as follows:

	December 31,	December 31,
	2015	2014

Current service costs and interest costs included in cost of sales	$1,512	$20

63 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The principal actuarial assumptions are as follows:

	December 31,	December 31,
	2015	2014

Discount rate (expense)	4.00%	4.75%
Discount rate (year end disclosures)	4.25%	4.00%
Future salary increases (salaried plan only)	5.00%	5.00%

A 1% decrease in discount rate would have resulted in approximately $4.4 million increase in the defined benefit obligation from $24.5 million to $28.9 million as at December 31, 2015 (2014: $3.0 million increase in the defined benefit obligation from $20.2 million to $23.2 million). A 1% decrease in future salary increases would have resulted in approximately $0.1 million increase in the defined benefit obligation from $24.5 million to $24.6 million as at December 31, 2015 (2014: $0.1 million increase in the defined benefit obligation from $20.2 million to $20.3 million).

Plan assets are fully comprised of pooled or mutual funds. The expected return on plan assets at 4.2% (2014: 4.0%) is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments is based on gross redemption yields as at the end of the reporting period. Expected returns on equity investments reflect long-term real rates of return in the market.

Expected contributions to pension benefit plans for the year ended December 31, 2016 are approximately $0.7 million. For the year ended December 31, 2015, the actuarial losses charged to other comprehensive loss are $3.9 million (2014: nil).

15.	Decommissioning provision

The decommissioning provision consists of land rehabilitation, demolition of buildings and mine facilities, and related costs. Although the ultimate amount of the decommissioning provision is uncertain, the fair value of these obligations is based on information currently available, including closure plans and the Company's interpretation of current regulatory requirements.

Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into property, plant and equipment depending on the nature of the asset related to the obligation and amortized over the life of the related asset.

The decommissioning provision relates to reclamation and closure costs of the Company's Cosala District and Galena Complex. The decommissioning provision is estimated at an undiscounted amount of $6.7 million, over a period of 2 to 14 years, and discounted using a risk free rate varying from 1.9% to 6.0% .

	December 31,	December 31,
	2015	2014

Provisions, beginning of year	$4,832	$1,777
Provisions acquired from U.S. Silver & Gold Inc.	-	2,760
Decommissioning costs and change in estimates	(426)	194
Accretion on decommissioning provision	162	101
Provisions, end of year	$4,568	$4,832

16.	Share capital

a.	Authorized

Authorized share capital consists of an unlimited number of common shares.

On August 26, 2015, the Company completed a private placement of 11,027,555 units at a price of $0.18 CAD per unit for total gross proceeds of $1.5 million. Each unit consisted of one common share and one half of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $0.25 CAD for a period of three years. As part of the private placement, 140,000 common shares and 350,000 common share purchase warrants were issued to the Company's broker where each broker warrant is exercisable for one common share at an exercise price of $0.18 CAD for a period of three years.

64 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2015	2014

Issued
347,225,205 (2014: 336,057,650) common shares	$181,133	$179,897

b.	Stock option plan

The number of shares reserved for issuance under the Company's stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company's share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company's outstanding stock options is presented below:

		December 31,		December 31,
		2015		2014
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of year	22,672	$1.03	13,068	$0.95
Exchanged from U.S. Silver	-	-	11,069	1.09
Granted	6,250	0.20	-	-
Expired	(10,731)	0.95	(1,465)	0.84
Balance, end of year	18,191	$0.79	22,672	$1.03

There were no options exercised during the year ended December 31, 2015 and 2014.

65 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The following table summarizes information on stock options outstanding and exercisable as at December 31, 2015:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

0.20 to 0.39	1.62	9,950	$0.25	5,165	$0.28
0.40 to 0.89	2.18	1,707	0.55	1,707	0.55
0.90 to 1.39	1.09	3,941	1.31	3,941	1.31
1.40 to 1.89	0.74	748	1.73	748	1.73
1.90 to 2.39	0.64	1,019	2.24	1,019	2.24
2.40 to 2.89	0.53	704	2.69	704	2.69
2.90 to 3.39	0.69	122	3.01	122	3.01
		18,191	$0.79	13,406	$1.00

c.	Share-based payments

The weighted average fair value at grant date of the Company's stock options granted during the year ended December 31, 2015 was $0.20. There were no options granted during the year ended December 31, 2014.

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted- average assumptions:

	December 31,	December 31,
	2015	2014

Expected stock price volatility (1)	78%	-
Risk free interest rate	0.39%	-
Expected life	3 years	-
Expected forfeiture rate	4.74%	-
Expected dividend yield	0%	-

Share-based payments included in cost of sales	$46	$51
Share-based payments included in general and administrative expenses	477	155
Total share-based payments	$523	$206

(1)	Expected volatility has been based on historical volatility of the Company's publicly traded shares.

66 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

d.	Warrants

The warrants that are issued and outstanding as at December 31, 2015 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
3,693,333	0.25	Nov 2015	Nov 10, 2018
350,000	0.18	Aug 2015	Aug 26, 2018
5,513,778	0.25	Aug 2015	Aug 26, 2018
5,346,639	0.23	May 2015	May 27, 2018
6,110,444	0.23	Dec 2014	Dec 22, 2017
1,448,278	0.43	May 2014	Mar 21, 2016
3,403,468	0.43	Mar 2014	Mar 21, 2016
970,350	0.35	Mar 2014	Mar 21, 2016
17,850,000	0.28	Aug 2013	Aug 7, 2020
8,094,517	0.45	Aug 2013	Aug 22, 2016
880,320	0.38	Aug 2013	Aug 22, 2016
53,661,127

The warrants issued prior to fiscal 2015 represent the 23,069,867 warrants previously issued by U.S. Silver and are now exercisable for warrants of the Company under the 1.68 exchange ratio as a result of the merger between U.S. Silver and the Company.

e.	Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other payables in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at December 31, 2015, 5,782,014 (2014: 2,062,968) restricted share units are outstanding at an aggregate value of $0.5 million (2014: $0.3 million).

17.	Weighted average basic and diluted number of common shares outstanding

	Year ended	Year ended
	December 31,	December 31,
	2015	2014

Basic weighted average number of shares	339,943,347	201,601,926
Effect of dilutive stock options	-	-
Diluted weighted average number of shares	339,943,347	201,601,926

Diluted weighted average number of common shares for the year ended December 31, 2015 excludes 18,190,758 (2014: 22,672,000) anti-dilutive stock options and 53,661,127 (2014: 38,757,377) anti-dilutive warrants.

67 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

18.	Corporate general and administrative expenses

	December 31,	December 31,
	2015	2014

Salaries and benefits	$2,270	$1,106
Directors' fees	269	353
Share-based payments	870	155
Professional fees	1,286	1,338
Office and general	1,368	439
Acquisition costs	-	1,973
	$6,063	$5,364

19.	Income taxes

The components of income tax expense (recovery) are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2015	2014

Current income tax expense (recovery)	$(5)	$387
Deferred income tax expense (recovery)	(647)	12,364
Income tax expense (recovery)	$(652)	$12,751

The Company's effective rate of income tax differs from the statutory rate of 26.5% as follows:

	Year ended	Year ended
	December 31,	December 31,
	2015	2014

Tax recovery at statutory rates	$(5,310)	$(17,475)
Mexican mining royalty	(647)	446
Impact of foreign tax rates	(864)	(346)
Non-deductible expenses	474	2,504
Foreign exchange	-	1,207
Losses not recognized	5,695	25,968
Other	-	447
Income tax expense (recovery)	$(652)	$12,751

The Company's net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	December 31,	December 31,
	2015	2014

Property, plant and equipment	$1,116	$1,346
Other	-	1,670
Total deferred tax liabilities	1,116	3,016

Tax losses	-	-
Other	492	1,745
Total deferred tax assets	492	1,745
Net deferred tax liabilities	$624	$1,271

68 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

Deferred income taxes have not been recognized in respect of the following deductible temporary differences, as management does not consider their utilization to be probable if the foreseeable future:

	December 31,	December 31,
	2015	2014

Property, plant and equipment	$9,345	$28,930
Mexican tax losses (expiring in 2016 - 2025)	51,130	48,452
Canadian tax losses (expiring in 2029 - 2035)	26,796	28,881
U.S. tax losses (expiring in 2020 - 2035)	30,783	19,000
Provisions and other	26,356	18,350
Deferred Mexican mining royalty	624	1,271
	$145,034	$144,884

20.	Related party transactions

Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	Year ended	Year ended
	December 31,	December 31,
	2015	2014

Salaries and benefits	$1,264	$1,546
Severance	-	837
Directors' fees	269	353
Share-based payments	840	176

21.	Segmented and geographic information, and major customers

a.	Segmented information

The Company's operations comprise of three reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.	Geographic information

All revenues from sale of concentrates for year ended December 31, 2015 and 2014 were earned in Mexico and the United States.

The following segmented information is presented as at and during the years ended December 31, 2015 and 2014. The U.S. operations segment only includes results from December 23, 2014 for the year ended December 31, 2014.

69 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

		As at December 31, 2015				As at December 31, 2014
	Mexican	U.S.	Corporate		Mexican	U.S.	Corporate
	Operations	Operations	and Other	Total	Operations	Operations	and Other	Total

Cash and cash equivalents	$1,009	$121	$189	$1,319	$8,970	$2,334	$3,920	$15,224
Trade and other receivables	1,807	2,688	34	4,529	4,746	1,858	164	6,768
Income tax receivable (payable)	-	-	-	-	-	(124)	360	236
Inventories	5,620	3,170	-	8,790	8,142	4,211	-	12,353
Prepaid expenses	70	462	205	737	100	323	276	699
Investment in Scorpio Gold	-	-	466	466	-	-	1,655	1,655
Restricted cash	-	151	-	151	216	152	-	368
Long-term investments	-	-	11	11	-	-	32	32
Property, plant and equipment	42,413	38,378	84	80,875	42,855	38,266	132	81,253
Total assets	$50,919	$44,970	$989	$96,878	$65,029	$47,020	$6,539	$118,588

Trade and other payables	$4,031	$4,337	$990	$9,358	$5,655	$4,371	$3,044	$13,070
Derivative liability	-	-	-	-	502	-	-	502
Advance on mining concession sales	-	-	-	-	87	-	-	87
Other long-term liabilities	-	511	541	1,052	-	559	-	559
Credit facilities	-	-	7,141	7,141	-	-	7,747	7,747
Post-employment benefit obligations	-	9,290	-	9,290	-	5,181	-	5,181
Decommissioning provision	2,034	2,534	-	4,568	2,072	2,760	-	4,832
Deferred tax liabilities	624	-	-	624	1,271	-	-	1,271
Total liabilities	$6,689	$16,672	$8,672	$32,033	$9,587	$12,871	$10,791	$33,249

	Year ended December 31, 2015				Year ended December 31, 2014
	Mexican	U.S.	Corporat		Mexican	U.S.	Corporate
	Operations	Operations	and Other	Total	Operations	Operations	and Other	Total

Revenue	$23,083	$30,367	$-	$53,450	$31,243	$236	$-	$31,479
Cost of sales	(22,212)	(30,362)	-	(52,574)	(25,812)	(323)	-	(26,135)
Depletion and amortization	(3,933)	(4,526)	(22)	(8,481)	(10,881)	(127)	-	(11,008)
Care and maintenance costs	(1,447)	(547)	-	(1,994)	-	-	-	-
Corporate general and administrative	-	-	(6,063)	(6,063)	-	-	(5,364)	(5,364)
Exploration costs	(581)	(852)	-	(1,433)	-	(12)	-	(12)
Accretion on decommissioning provision	(113)	(49)	-	(162)	(101)	-	-	(101)
Interest and financing income (expense)	13	-	(1,188)	(1,175)	-	-	86	86
Foreign exchange gain (loss)	934	-	(54)	880	(483)	-	86	(397)
Loss on derivative liability	(126)	-	-	(126)	(502)	-	-	(502)
Loss on mining concession sales	(291)	-	-	(291)	-	-	-	-
Impairment of property, plant and equipment	(10)	(1,419)	-	(1,429)	(53,268)	-	-	(53,268)
Impairment of investment in Scorpio Gold	-	-	(640)	(640)	-	-	(722)	(722)
Loss before income taxes	(4,683)	(7,388)	(7,967)	(20,038)	(59,804)	(226)	(5,914)	(65,944)
Income tax recovery (expense)	647	5	-	652	(12,751)	-	-	(12,751)
Net loss for the year	$(4,036)	$(7,383)	$(7,967)	$(19,386)	$(72,555)	$(226)	(5,914)	$(78,695)

c.	Major customers

The Company sold concentrates to four customers during the year ended December 31, 2015 (2014: five customers), with each customer accounting for 43%, 32%, 14%, and 11% (2014: 51%, 27%, 21%, 1%, and 0%) of revenues, respectively.

22.	Capital management

Capital is defined as equity. The Company's objectives when managing its capital are to safeguard its ability to continue as a going concern and to maximize the value for its shareholders.

The Company's activities have been funded so far through debt and equity financing based on cash needs, and through operations. The Company typically sells its shares by way of private placement. There were no changes in these objectives, policies and processes used to manage capital during the year.

The Company manages its capital structure and determines its capital requirements in light of the changing economic conditions and the risk characteristics of its assets. To reach its objectives the Company may have to maintain or adjust its capital structure by issuing new share capital or new debt.

At this stage of its development it is the policy of the Company to preserve cash to fund its operations and not to pay dividends. As of December 31, 2015 and 2014, the Company is not subject to any externally imposed capital requirements.

70 Americas Silver Corporation 2015 Annual Report

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2015 and 2014
(In thousands of U.S. dollars, unless otherwise stated)

The following summarizes the Company's capital structure:

	December 31,	December 31,
	2015	2014

Equity attributable to shareholders of the Company	$64,835	$85,329

23.	Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosala, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $11.4 million (MXP 196.8 million), of which $4.9 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.5 million (MXP 94.6 million) of their original reassessment. The remaining $5.9 million (MXP 102.2 million) consists of $4.9 million (MXP 84.4 million) related to transactions with certain suppliers and $1.0 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $1.0 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.9 million (MXP 84.4 million), if denied, would be offset by available tax losses. No amount has been recognized in the consolidated financial statements as the Company believes it is not likely that the reassessment will be upheld by the Tax Court. There has been no change in status of the tax assessment since December 31, 2013, as the Company waits for it to be addressed by the tax authorities.

24.	Subsequent events

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders (the "New Credit Facility") for principal amount of $2.9 million for a term of one year at an interest rate of 10% per annum payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity. Security is provided by a second charge on all material assets, other than real property assets, of the Company and its subsidiaries, equal to that of the existing Subordinated Facility, behind the existing first charge RCM Credit Agreement. In connection with the closing of the New Credit Facility, the Company issued 30,000,000 warrants divided between the lenders where each warrant is exercisable for one common share at an exercise price of $0.10 CAD for a period of three years, and adjusted the exercise price of the existing 24,321,111 warrants already held by the lenders in connection with prior financings to $0.10 CAD with all other terms remaining unchanged.

71 Americas Silver Corporation 2015 Annual Report

CorporateInformation	BoardofDirectors&
SeniorManagement

Annual and Special Meeting	Board of Directors
Twenty Toronto Street Conference Centre	Peter Hawley
Chairman of the Board
Sustainability & Technical Committee
Darren Blasutti
President & Chief Executive Officer
Alex Davidson
Compensation & Corporate Governance
Committee Sustainability & Technical Committee
Alan R. Edwards
Sustainability & Technical Committee (Chair)
Bradley Kipp
Audit Committee (Chair)
Gordon Pridham
Audit Committee
Compensation & Corporate Governance Committee
Lorie Waisberg
Audit Committee
Compensation & Corporate Governance
Committee (Chair)
20 Toronto Street, Suite 200
Toronto, Ontario
Tuesday May 17, 2016
11:00 a.m. (Toronto time)

Corporate Office
145 King Street West, Suite
2870 Toronto, Ontario M5H 1J8
Email: info@americassilvercorp.com
www.americassilvercorp.com

Cosalá Operations
Carretera a Cosalá Km
1.1 Colonia Sierra
Mojada Cosalá, Sinaloa
80700

Galena Complex
1041 Lake Gulch Road, P.O. Box
440 Wallace, Idaho USA 83873

Auditors	Senior Management
PwC, LLP	Darren Blasutti
President & Chief Executive Officer
Computershare Transfer Agent Investor Services Inc.	Warren Varga
Chief Financial Officer
Share Listings	Daren Dell
Toronto Stock Exchange: USA	Chief Operating Officer
OTCQX: USAPF	Peter McRae
Sr. Vice President, Corporate Affairs
Issued & Outstanding Shares	and General Counsel
349,975,205

Investor Relations
Darren Blasutti
Email: dblasutti@americassilvercorp.com
Tel: 416-848-9503